UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 20, 2002

George L. Mahoney
General Counsel & Secretary
Media General, Inc.
P.O. Box 85333
Richmond, Virginia 23293-0001

Re: Media General, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Mahoney:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to Media General on behalf of GAMCO Investors, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: James E. McKee
General Counsel and Secretary
Gabelli Asset Management Company
One Corporate Center
Rye, NY 10580-1435

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com

Media General

George L. Mahoney
General Counsel & Secretary

January 17, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Proposal Submitted on Behalf of GAMCO Investors, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 (the "Rule") under the Securities Exchange Act of 1934 (the "Act"), this letter sets forth for the staff (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") the bases for our intention to exclude from our proxy statement and form of proxy (together, the "proxy materials") for the 2002 Annual Meeting of the Stockholders of Media General, Inc. (the "Company") a proposal and accompanying supporting statement (together, the "Proposal") submitted on behalf of GAMCO Investors, Inc. ("GAMCO").

Our 2002 Annual Meeting is scheduled to be held on May 24, 2002. We expect to file our definitive proxy materials on or about April 12, 2002.

Background

By letter dated November 30, 2001, James E. McKee, General Counsel and Secretary of Gabelli Asset Management Company, submitted the Proposal on behalf of GAMCO, a beneficial owner of shares of the Company's Class A Common Stock, for inclusion in the Company's 2002 proxy materials. I am attaching a copy of Mr. McKee's letter, including the Proposal, as Exhibit A.

The Proposal seeks to amend the Company's By-Laws, a copy of which is attached hereto as Exhibit B, to include the following provision:

> No candidate for election to the board of directors to be voted on by holders of Class A Common Stock shall be deemed qualified if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that could cause dilution of 1% or more to the holders of the Class A Common Stock unless that merger, acquisition or issuance of securities has been approved by a non-binding vote of a majority of the holders of Class A Common Stock.

By letter dated December 17, 2001, to Mr. McKee, I requested that GAMCO withdraw the Proposal in light of consistent "no-action" positions taken by the Staff with respect to the exclusion of similarly flawed shareholder proposals previously submitted on behalf of GAMCO,[1] and I notified Mr. McKee of our intention to seek the exclusion of the Proposal from our 2002 proxy materials. We have received no response whatever to this letter, either from Mr. McKee or from GAMCO. I have attached a copy of my December 17 letter as Exhibit C hereto.

Bases for the Exclusion of the Proposal from the Company's Proxy Materials

We believe that, under paragraph (f) of the Rule, we may exclude the Proposal from our proxy materials because, as a holder of our Class A Common Stock not entitled to vote on the Proposal, GAMCO is ineligible to submit the Proposal under paragraph (b)(1) of the Rule. Moreover, even if GAMCO satisfied the eligibility requirements of paragraph (b)(1), we believe the Proposal may be omitted from the Company's proxy materials under paragraphs (i)(1), (2),(3),(6) and (8) of the Rule. We discuss the bases for our view below.

A. GAMCO is Ineligible to Submit the Proposal under Paragraph (b)(1) of the Rule.

Paragraph (b)(1) of the Rule provides, among other things, that "[i]n order to be eligible to submit a proposal," a shareholder must hold "securities entitled to vote on the proposal at the meeting." Under paragraph (f) of the Rule, a company may exclude from its proxy materials a proposal submitted by a proponent who fails to satisfy the Rule's eligibility requirements.

The Company has two classes of stock outstanding: Class A Common Stock and Class B Common Stock. The Company's Articles of Incorporation (the "Articles"), a copy of which is attached as Exhibit D hereto, provide that the shares of Class A Common Stock have limited voting rights, which, in summary, entitle holders of those shares to vote only:

- for the election of 30 percent of the Company's Board of Directors (the "Class A Directors");
- on actions proposed to be taken by the Company to reserve shares for option grants or to issue shares to acquire the stock or assets of other companies in specified circumstances, unless the stock exchange on which the Company's shares are listed does not require shareholder authorization for the taking of such action; and
- "as may be required" by the laws of the Commonwealth of Virginia, the Company's jurisdiction of incorporation.

See Article II, Section B(2) and (3).

Furthermore, the Articles expressly provide that "the entire voting power shall be vested solely and exclusively in the holders of Class B Common Stock" and that the holders of Class A Common Stock "shall have no voting power *and* shall not have the right to participate in any

[1] *See Media General, Inc.* (Feb. 10, 2001) 2001 SEC No-Act. Lexis 208; *Media General, Inc.* (Mar. 23, 2000) 2000 SEC No-Act. Lexis 464; *Media General, Inc.* (Mar. 12, 1999) 1999 SEC No-Act. Lexis 354; and *Media General, Inc.* (Feb. 23, 1998) 1998 SEC No-Act. Lexis 252.

meeting of the stockholders except as otherwise specifically set forth in these Articles or as may be required by law." Article II, Section B.(2)(1) (emphasis added).

The limited voting rights conferred by the Company's Articles on the holders of shares of Class A Common Stock do not entitle GAMCO, as a holder of those shares, to vote on By-law amendments such as one contained in the Proposal.[2] As such, GAMCO is ineligible under paragraph (b)(1) of the Rule to submit the Proposal for inclusion in the Company's proxy materials. Accordingly, under paragraph (f)(1) of the Rule, the Company may exclude the Proposal from its 2002 proxy materials.

Moreover, as noted above, in each of the last four years, the Staff concluded, in connection with proposals submitted on behalf of GAMCO, including proposals to amend the Company's By-laws submitted in each of the last three years, that, in light of the limited voting rights of the holders of the Class A Common Stock, there was a basis, under paragraphs (b)(1) and (f) of the Rule (and the corresponding provisions of the predecessor rule), for the Company to exclude GAMCO's similar proposals from its proxy materials. *See Media General, Inc.* (Feb. 10, 2001) 2001 SEC No-Act. Lexis 208; *Media General, Inc.* (Mar. 23, 2000) 2000 SEC No-Act. Lexis 464; *Media General, Inc.* (Mar. 12, 1999) 1999 SEC No-Act. Lexis 354; and *Media General, Inc.* (Feb. 23, 1998) 1998 SEC No-Act. Lexis 252. Moreover, the Staff of the SEC's Division of Corporation Finance recently reaffirmed that a company may exclude from its proxy materials a proposal submitted by a shareholder who does not hold shares entitled to vote on the proposals. *See* Staff Legal Bulletin No. 14(CF) (July 13, 2001), paragraph C., 1., b.[3]

B. *Even if GAMCO Satisfied the Eligibility Requirements of Paragraph (b)(1) of the Rule, The Company May Exclude the Proposal under Paragraphs (1),(2),(3),(6) and (8) of Sub-section (i) of the Rule.*

1. The Proposal is Excludable under Paragraphs (1), (2) and (6) of Sub-section (i) of the Rule.

Under paragraphs (1), (2) and (6) of sub-section (i) of the Rule, a company may omit a shareholder proposal from its proxy materials if:

- "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;" (¶(2))

- "the company would lack the power or authority to implement the proposal;" (¶(6)) or

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[2] This proposition is confirmed by an opinion of McGuireWoods LLP, Virginia counsel to the Company, contained in the letter of McGuireWoods LLP attached as Exhibit E (the "McGuireWoods Letter").

[3] *See also OshKosh B'Gosh, Inc.* (March 12, 2001) 2001 SEC No-Act Lexis 398; *A.T. Cross Company* (Mar. 8, 2000) 2000 SEC No-Act. Lexis 327; *The New York Times Company* (Dec. 21, 1998) 1998 SEC No-Act. Lexis 1089; *The New York Times Company* (Feb. 24, 1997) 1997 SEC No-Act. Lexis 359; *The Washington Post* (Oct. 16, 1995) 1995 SEC No-Act. Lexis 746; *The New York Times Company* (Dec. 28, 1994) 1994 SEC No-Act. Lexis 857; and *Schwartz Brothers, Inc.* (Mar. 27, 1992) 1992 SEC No-Act. Lexis 497.

- "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." (¶(1))

In this instance, the Proposal seeks the adoption of an amendment to the Company's By-laws that would disqualify any candidate for election as a Class A Director if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that could cause dilution of 1 percent or more to the holders of the Class A Common Stock unless that transaction was approved by a "non-binding" vote of the holders of Class A Common Stock.

Under Virginia law, a corporation's by-laws may not be "inconsistent with law or the articles of incorporation." *See* Virginia Stock Corporation Act (the "Virginia Act"), Section 13.1-624 and *Kaplan v. Block*, 31 S.E.2d 893, 896 (Va. 1944) ("[A]ll by-laws which are inconsistent with the charter of a corporation or with the governing law are void. The principle is fundamental ... .").

As described below, the provision the Proposal seeks to include in the Company's By-laws is inconsistent with both our Articles and Virginia law because it would (a) infringe on the "sole and exclusive" voting rights expressly granted by the Company's Articles to the holders of the Company's Class B Common Stock and (b) impermissibly limit the express authority of our Board of Directors under the Virginia Act to make acquisitions, issue securities and vote on the adoption of plans of merger. Accordingly, the implementation of the Proposal would cause the Company to violate Virginia law and, for that reason, the Company lacks the authority to implement the Proposal, and the Proposal is not a proper subject for action by our shareholders.

a. <u>The proposed By-law provision would infringe on the voting rights of the Class B Common Stock.</u> As noted above, our Articles expressly provide that "the entire voting power shall be vested solely and exclusively in the holders of Class B Common Stock" and that the holders of Class A Common Stock "shall have no voting power and shall not have the right to participate in any meeting of the stockholders except as otherwise specifically set forth in these Articles or as may be required by law." Article II, Section B(2)(6). Under the Company's Articles, the shares of Class A Common Stock have only the limited voting rights described above. These rights manifestly do not include (i) a right to prescribe qualifications for directors or (ii) a right to cast a "non-binding" vote[4] in respect of acquisitions, issuances of securities or mergers (other than in specified circumstances).

Because the proposed By-law included in the Proposal seeks to provide for a vote by holders of Class A Common Stock in circumstances not expressly set forth in the Company's Articles, the provision is inconsistent with the express provision of the Company's Articles granting sole and exclusive voting power to the holders of its Class B Common Stock and, therefore, its implementation would violate the rights of our Class B shareholders and Virginia law.

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[4] We note that, while characterizing the voting authority it would grant to holders of Class A Common Stock as "non-binding," the proposed By-law clearly would "bind" the Company to prohibit any director who votes for a merger, acquisition or issuance of the type specified from being a candidate for election as a Class A Director if that transaction is not approved by the holders of the Class A Common Stock.

b. The proposed By-law also would impermissibly limit the authority of the Company's Board of Directors to make acquisitions, issue securities and vote on the adoption of plans of merger. Under the Virginia Act, permissible limitations on the authority of directors must be contained in a corporation's articles of incorporation, not its by-laws. Section 13.1-673 of the Virginia Act provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the discretion of, its board of directors, subject to any limitation in *the articles of incorporation* or in an agreement [among *all* shareholders] authorized under Section 13.1-671.1." (Emphasis added.) Under Section 13.1-627A of the Virginia Act, a corporation's general powers include the power to make acquisitions and issue notes, bonds and other obligations (which may be convertible into other securities of the corporation) "[u]nless *its articles of incorporation* provide otherwise." (Emphasis added.) Moreover, under Section 13.1-643 of the Virginia Act, a board of directors is granted the specific power to authorize the issuance of shares, unless this power is "reserved to the shareholders by *the articles of incorporation*." (Emphasis added.) Finally, Section 13.1-716 of the Virginia Act authorizes a board of directors to adopt plans of merger, subject only to the right of shareholders to approve the plan "if required by Section 13.1-718."

By disqualifying Class A Director candidates who have voted in favor of certain acquisitions, issuances of securities and mergers, the By-law provision contained in the Proposal impermissibly would limit the express authority of our Board of Directors under the Virginia Act to authorize acquisitions and the issuance of securities of the Company and to adopt plans of merger, subject only to our shareholders' approval rights provided for under the Virginia Act.[5] To the extent this authority may be limited under the Virginia Act, such a limitation may be imposed only by means of an amendment to our Articles, not by means of a By-law amendment.

For the reasons described above, the implementation of the Proposal would cause the Company to violate Virginia law. The Company accordingly lacks the authority to implement the Proposal, and the Proposal is not a proper subject for action by our shareholders.[6] The Company therefore may exclude the Proposal from its 2002 proxy materials under paragraphs (1), (2) and (6) of sub-section (i) of the Rule.

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[5] Although under the Virginia Act shareholder approval is generally required for a merger, such approval is not required for all mergers. Under Section 13.1-718G of the Virginia Act, shareholder approval expressly is not required if a corporation's articles of incorporation will not change; if shareholders will hold the same number of shares, with identical designations, preferences, limitations, and relative rights; or if the number of outstanding shares, plus the number of shares issuable either as a result of the conversion or exercise of securities issued in the merger will not exceed by more than 20 percent the number of shares outstanding before the merger. Shareholder approval also is not required in connection with the merger into a corporation of a subsidiary ninety percent of the outstanding shares of each class of which are owned by the corporation. *See* Virginia Act, Section 13.1-719. Because it does not exclude from its shareholder vote requirements mergers that, under the provisions of Sections 13.1-718G and 13.1-719 of the Virginia Act, are expressly not subject to shareholder approval, the By-law contained in the Proposal would be inconsistent with those provisions.

[6] These conclusions are supported by an opinion of McGuireWoods LLP, Virginia counsel to the Company, contained in the McGuireWoods Letter.

2. The Proposal is Excludable under Paragraph (i)(3) of the Rule.

Under paragraph (i)(3) of the Rule, a company may omit from its proxy materials any "proposal or supporting statement [that] is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff previously has found shareholder proposals to be misleading and has permitted their exclusion under paragraph (i)(3) of the Rule when they were "vague and indefinite." *See, e.g., IDACORP, Inc.* (Sept. 10, 2001) 2001 SEC No-Act. Lexis 719; *Wal-Mart Stores, Inc.* (April 2, 2001) 2001 SEC No-Act. Lexis 472; *Kohl's Corporation* (Mar. 13, 2001) 2001 SEC No-Act. Lexis 372; and *Revlon, Inc.* (Mar. 13, 2001) 2001 SEC No-Act. Lexis 366. In this regard, the Staff explicitly has stated that a proposal may be excluded if "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved" (*A.H. Belo Corporation* (Jan. 29, 1998) 1998 SEC No-Act. Lexis 135) or it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (*Philadelphia Elec. Co.* (July 30, 1992)).

The By-law provision contained in the Proposal is so vague, indefinite and unclear that neither our shareholders voting on it nor the Company in seeking to implement it would be able to determine with reasonable certainty exactly what measures the proposal would require. For example, the proposed By-law states that a candidate for election to our Board of Directors would not be "qualified if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that *could cause dilution of 1% or more to the holders of the Class A Common Stock*" (emphasis added). Reading this language, one could conclude that the phrase "*dilution of 1% or more to the holders of the Class A Common Stock*" refers to dilution to the share ownership of the holders of Class A Common Stock. On the other hand, the references to our 1997 cash acquisition of Park Communications and to "diluted earnings" in the Proposal's supporting statement (which would not be included in the Company's By-laws) suggest that the phrase "dilution of 1% or more" may have been intended to refer to earnings dilution.

The Proposal thus is vague and indefinite for a number of reasons. First, the Proposal does not indicate whether earnings "dilution" resulting from a merger, acquisition or issuance of securities should be calculated based on the effect of the transaction on the Company's historical earnings or on the Company's projected earnings. If earnings dilution is the intended measure, then the Proposal also is unclear about which of the many widely used earnings metrics would be relevant. Would earnings per share, consolidated earnings, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) or some other earnings-related metric be used? Moreover, if a determination regarding whether a transaction "*could cause* dilution" is to be made based on our projected earnings, which projections should be used? Should we utilize Company projections, IBES or FirstCall projections or other projections? Also, should our base case projections, upside case or downside case projections be used?

In light of the ambiguity of the Proposal's By-law provision and the accompanying supporting statement, we believe the Proposal is so inherently vague and indefinite that neither our shareholders voting on the proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For this reason, we believe that the Proposal is properly excludable from the Company's 2002 proxy materials under paragraph (i)(3) of the Rule.

3. The Proposal Relates to an Election for Membership on the Company's Board of Directors

Under paragraph (i)(8) of the Rule, a company may omit a proposal if the proposal relates to an election for membership on the company's board of directors. The Staff has indicated that where a proposal calls into question the business judgment, competence and service of directors who may stand for re-election at the upcoming annual meeting of shareholders, it may be excluded under paragraph (i)(8) of the Rule. *See, e.g., UAL Corporation* (Jan.18, 1991) 1991 SEC No-Act. Lexis 87; *HealthVest* (April 4, 1990) 1990 SEC No-Act. Lexis 597; and *Time-Warner Inc.* (Mar. 23, 1990) 1990 SEC No-Act. Lexis 552. The Staff's position on this issue is consistent with the Commission's own interpretation contained in a 1976 release,[7] of a similar provision in a predecessor to the Rule. That Release stated that "the principal purpose of the [exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules ... are applicable thereto."[8]

The supporting statement of the Proposal calls into question the business judgment, competence and service of the Company's directors by alleging that: "the Company's stock intrinsically has value that management has not successfully realized for shareholders;" "Management has failed to narrow this gap in large measure because of untimely and costly acquisitions, including the acquisition of Park Communications in 1997;" and "These ill-considered actions have diluted earnings and seriously limited the Company's financial flexibility." Moreover, by proposing "qualifications" for "directors nominated ...to represent the interests of the Class A shareholders," the Proposal implicitly questions the past service of the Company's Class A Directors. These statements attempt to dissuade the Company's shareholders, particularly holders of the Company's Class A Common Stock, from voting in favor of the Company's existing directors, including the Class A Directors, all of whom we expect to stand for re-election at our 2002 Annual Meeting. The proposed By-law thus would have the effect of disqualifying incumbent Class A Directors from being eligible for election in future years based on actions they may have taken or may take in the good faith exercise of their business judgment while serving as Class A Directors. Accordingly, the Proposal "relates to an election," and it is properly excludable under paragraph (i)(8) of the Rule.

****

For the foregoing reasons, the Company intends to exclude the Proposal from its 2002 Annual Meeting proxy materials. We request that you confirm that the Staff will not recommend

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[7] Release No. 34-12598 (July 7, 1976)

[8] *Id.* at p.9.

enforcement action to the SEC if the Company omits the Proposal and supporting statement from our proxy materials.

As is required by paragraph (j)(1) of the Rule, a copy of this letter simultaneously is being sent to Mr. McKee to notify him of our intention to omit the Proposal from our proxy materials.

Six copies of this letter, including Exhibits, are enclosed. If you should have any questions with respect to the letter, please contact the undersigned at the above number, or Stuart Z. Katz ((212) 859-8210) or Janet G. Gamer ((202) 639-7027) of our counsel, Fried, Frank, Harris, Shriver & Jacobson,

Very truly yours,

George L. Mahoney

cc: J.E. McKee

EXHIBIT A

DEC 0 3 2001

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5294
Fax (914) 921-5384
jmckee@gabelli.com

CASH FLOW RESEARCH

Gabelli Asset Management Company

November 30, 2001

VIA OVERNIGHT

George L. Mahoney, Esq.
General Counsel and Secretary
Media General, Inc.
333 East Grace Street, 4th Floor
Richmond, Virginia 23219

Re: *Shareholder Proposal*

Dear Mr. Mahoney:

I am enclosing on behalf of GAMCO Investors, Inc ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Media General, Inc. ("MGI") include the proposal in its proxy statement for the 2002 annual meeting. The proposal consists of a proposed by-law providing that no candidate for election to the board of directors by holders of Class A shall be deemed qualified if that person has, within the preceding five years, voted in favor of any acquisition or issuance of securities that could cause dilution of 1% or more to the holders of Class A Common Stock unless that acquisition or issuance of securities has been approved by a non-binding vote of a majority of the holders of Class A Common Stock.

Attached, as Exhibits A and B respectively, are Amendment No. 45 to the Schedule 13D of Gabelli Asset Management Inc., dated October 13, 2000, and Amendment No. 47 to the Schedule 13D, dated June 12, 2001. These exhibits will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting during the one-year period before submitting this proposal. Exhibit A (at page 3) shows that GAMCO beneficially owned 4,367,180 shares[1] of the Class Common Stock of the MGI (the "voting securities") representing 19.34% of the outstanding securities of that class. Exhibit B (page 3) shows that GAMCO beneficially 4,811,256 shares[2] of MGI Class A Common Stock, or 21.50% of the outstanding securities of that class as of November 16, 2001.

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[1] As reflected in Amendment No.45, GAMCO held sole voting power with respect to 4,286,730 of those shares.

[2] As reflected in Amendment No.47, GAMCO held sole voting power with respect to 4,712,806 of those shares

I have also enclosed as Exhibit C a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the voting securities from November 29, 2000, to November 30, 2001. It also certifies that GAMCO intends to continue beneficial ownership of such voting securities through the date on which MGI holds its 2002 annual meeting.

The attached proposal briefly describes the business that GAMCO wishes to bring before the meeting. You will find information about the identity and address of the beneficial owner in the attached Exhibits A and B. If you wish to confirm our holdings in the stock records of the company, you should note that the shares are held in street name. GAMCO uses the following custodians, among others: Prudential Securities, Inc.; State Street Bank and Trust Company; and Fiduciary Trust Company.

I have enclosed a copy of this letter and a self-addressed envelope. I would appreciate you initialing the enclosed copy with a "received" date to substantiate for our files that you have received this proposal within the time specified in the 2001 proxy for submitting proposals.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Very truly yours,

James E. McKee
General Counsel and Secretary

STOCKHOLDER PROPOSAL

RESOLVED: That the shareholders of Media General Inc. (the "Company") hereby propose a by-law providing as follows: No candidate for election to the board of directors to be voted on by holders of Class A Common Stock shall be deemed qualified if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that could cause dilution of 1% or more to the holders of Class A Common Stock unless that merger, acquisition or issuance of securities has been approved by a non-binding vote of a majority of the holders of Class A Common Stock.

SUPPORTING STATEMENT

We believe that the Company's stock intrinsically has value that management has not successfully realized for shareholders. We believe that this has resulted in part from a lack of accountability on the part of the board to the public shareholders who own Class A Common Stock.

Management has failed to narrow this gap in large measure because of untimely and costly acquisitions, including the acquisition of Park Communications in 1997. These ill-considered actions have diluted earnings and seriously limited the Company's financial flexibility.

For this reason we propose a by-law to ensure that directors nominated for those positions of the board designed to represent the interests of Class A shareholders lose their qualifications to continue to represent them unless they solicit the views of the Class A shareholders on matters—dilutive mergers, acquisitions, or issuances of securities—that would cause dilution to those shareholders' interests.

We strongly urge the Class A shareholders to request that the Board of Directors consider adopting these measures in order to provide value to the Company's long-overlooked shareholders.

WE URGE CLASS A SHAREHOLDERS TO VOTE FOR THIS RESOLUTION.

MEDIA GENERAL, INC.

By-laws

Amended and Restated as of November 7, 2001

INDEX

Article I — Meetings of Stockholders

Section 1. *Place of Meetings* — Meetings of Stockholders shall be held at the principal office of the Corporation in Richmond, Virginia or at such other place, either within or without the Commonwealth of Virginia, as from time to time may be fixed by the Board of Directors.

Section 2. *Annual Meetings* — The Annual Meetings of Stockholders shall be held during the Corporation's second fiscal quarter on a date fixed by the Board of Directors.

Section 3. *Special Meetings* — Special meetings of the Stockholders may be called by the Chairman of the Board, a Vice Chairman, the Board of Directors, or in such other manner as is permitted by law.

Section 4. *Notice of Meetings* — Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting (except as a different time is specified in these By-laws or by the laws of Virginia) either personally or by mail, by or at the direction of the Chairman of the Board, a Vice Chairman, the Secretary, or the Officer or persons calling the meeting, to each Stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Notice of a Stockholders' meeting to act on an amendment of the Articles of Incorporation, on a plan of merger or exchange of shares, on a sale of all or substantially all of the assets of the Corporation, or the dissolution of the Corporation shall be given, in the manner provided above, not less than twenty-five nor more than sixty days before the date of the meeting. Any such notice shall be accompanied by such additional documents as may be required by law.

Section 5. *Quorum* — A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Stockholders; provided however, that when any specified action is required to be voted upon by a class of stock voting as a class, holders of a majority of the shares of such class shall constitute a quorum for the transaction of such specified action. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceeds the votes cast opposing the action, except when a larger vote or a vote by class is required by the laws of the Commonwealth of Virginia and except that in elections of Directors those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. Less than a quorum may adjourn, without notice other than by announcement at the meeting, until a quorum shall attend.

Section 6. *Voting* — Each holder of shares of a class entitled to vote on a matter coming before a meeting of Stockholders shall be entitled to one vote for each share he or she holds.

A Stockholder may vote either in person or by proxy executed by the Stockholder or by his duly authorized attorney in fact. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy.

Section 7. *Advance Notice Provisions for Election of Directors* — Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Corporation. Nominations of persons for election to the Board of Directors as Class A or Class B Directors may be made at any Annual Meeting of Stockholders, or at any special meeting of Stockholders called for the purpose of electing Directors, (a) by or at the direction of the Board of Directors or (b) by any Stockholder of the Corporation (i) who is a Stockholder of record of the Class in respect of which such nomination is made on the date of the giving of the notice provided for in this Section 7 and on the record date for the determination of Stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 7.

In addition to any other applicable requirements, for a nomination to be made by a Stockholder such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting, not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws; and (b) in the case of a special meeting of Stockholders called for the purpose of electing Directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a Stockholder's notice to the Secretary must set forth (a) as to each person whom the Stockholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of the person, (ii) the employer and principal occupation of the person, (iii) a biographical profile of the person, including educational background and business and professional experience, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by the person and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the Stockholder giving the notice (i) the name and record address of such Stockholder, (ii) the employer and principal occupation of such Stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such Stockholder, (iv) a description of all arrangements or understandings between such Stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Stockholder, (v) a representation that such Stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in his notice and (vi) any other information relating to such Stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a Director if elected.

No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 7. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective, and such defective nomination shall be disregarded.

Section 8. *Advance Notice Provisions for Business to be Transacted at Annual Meeting* — No business may be transacted at an Annual Meeting of Stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the Annual Meeting by any Stockholder of the Corporation (i) who is a Stockholder of record of any class entitled to vote on such business on the date of the giving of the notice provided for in this Section 8 and on the record date for the determination of Stockholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 8.

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a Stockholder, such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws.

To be in proper written form a Stockholder's notice to the Secretary must set forth as to each matter such Stockholder proposes to bring before the Annual Meeting (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (ii) the name and record address of such Stockholder, (iii) the employer and principal occupation of such Stockholder, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such Stockholder, (v) a description of all arrangements or understandings between such Stockholder and any other person or persons (including their names) in connection with the proposal of such business by such Stockholder and any material interest of such Stockholder in such business and (vi) a representation that such Stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 8; provided, however, that once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 8 shall be deemed to preclude discussion by any Stockholder of any such business. If the Chairman of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting, and such business shall not be transacted.

Article II — Directors

Section 1. *General Powers* — All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, subject to any requirement of Stockholder action.

Section 2. *Number, Election, Term and Qualification* — The number of Directors of the Corporation shall be fixed by the Shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve. For the purpose of election of Directors only, the Directors shall be divided into two classes; the Directors whom the holders of Class A Common Stock are entitled to elect shall be designated Class A Directors, and the Directors whom the holders of Class B Stock are entitled to elect shall be designated Class B Directors. Directors shall, except as provided in Section 3 of this Article II, be elected by the classes of shares entitled to elect them, at each Annual Meeting of Stockholders, to hold office until the next Annual Meeting of Stockholders or until their death, resignation, retirement, removal or disqualification. Directors need not be residents of the Commonwealth of Virginia or Stockholders of the Corporation. Except for a Director who may be or has been an Officer of the Company, all Directors shall be under the age of 73 years, provided however, that a Director serving at the time he reaches such age shall be permitted to complete his term of office but shall not thereafter be eligible for reelection, and provided further, that this sentence shall not apply to any Director in office as of November 24, 1977.

Section 3. *Vacancies* — Except as limited by law, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors.

Section 4. *Removal* — At a meeting called expressly for that purpose, any Director may be removed from office, with or without cause, by a vote of the Stockholders holding a majority of the shares of the class of stock which elected such Director. If any Directors are so removed, new Directors may be elected at the same meeting.

Section 5. *Compensation* — The Board of Directors may compensate Directors for their services as such and may provide for the payment of all expenses incurred by Directors in attending regular and special meetings of the Board of Directors.

Section 6. *Advisory Directors* — The Directors may, from time to time, by a majority vote of all Directors, elect one or more persons to serve as advisory directors for such term(s) as the Directors by resolution shall establish or until such advisory director's death, resignation, retirement, disqualification or removal. Advisory directors shall not be Directors of the Corporation and shall have no rights, privileges or powers of Directors other than those specifically provided herein or as may be specifically assigned to them by the Directors. Advisory directors shall attend meetings of the Directors and meetings of any committees of the Directors to which they may be appointed. Advisory directors shall not be entitled to vote on any business coming before the Directors or any Committee thereof and shall not be counted for the purpose of determining the number of Directors necessary to constitute a quorum, for the purpose of determining whether a quorum is present or for any other purpose whatsoever. Any or all advisory directors may be removed at any time with or without cause by vote of the shareholders or by action of the Directors. The termination of any person's relationship with the Corporation as an advisory director shall not be deemed to create a vacancy in the position of advisory director.

Article III — Directors Meetings

Section 1. *Annual Meeting* — The Annual Meeting of the Board of Directors (which meeting shall be considered a regular meeting for the purposes of notice) shall be held on the same day as the Annual Meeting of Stockholders for the purpose of electing Officers, unless the Board shall determine otherwise, and carrying on such other business as properly may come before such meeting.

Section 2. *Regular Meetings* — Regular meetings of the Board of Directors shall be held for the purpose of carrying on such business as may properly come before the meeting in the months of January, March, May, July, September and November of each year on such day within such months and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman and specified in the notice of the meeting. Furthermore, regular meetings of the Board of Directors shall be held immediately following each special meeting of Stockholders to act upon any matter considered by the

Stockholders and to consider such other business as may properly come before the meeting. Any such meeting shall be held at the place where the Stockholders' meeting was held.

Section 3. *Special Meetings* — Special meetings of the Board of Directors shall be held on the call of the Chairman of the Board, a Vice Chairman, or any four members of the Board of Directors, at the principal office of the Corporation or at such other place as the Chairman may direct.

Section 4. *Notice* — Notice of regular and special meetings of the Board of Directors shall be mailed to each Director at least two (2) days, or telegraphed at least twenty-four (24) hours, prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 5. *Quorum* — A majority of the Directors shall constitute a quorum for the transaction of business. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 6. *Waiver of Notice* — Notwithstanding any other provisions of these By-laws, whenever notice of any meeting for any purpose is required to be given to any Director a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be the equivalent to the giving of such notice.

A Director who attends a meeting shall be deemed to have had timely and proper notice thereof unless he attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 7. *Action Without A Meeting* — Any action which is required to be taken at a meeting of the Directors or of a Director's Committee may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors or all of the members of the Committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.

Article IV — Directors Committees

Section 1. *Executive Committee* — The Board of Directors, by a resolution adopted by a majority of the number of Directors, may designate no less than four (4) nor more than six (6) Directors, including the Chairman of the Board, the Chairman of the Executive Committee and any Vice Chairman, to constitute an Executive Committee. Members of the Executive Committee shall serve until removed, until their successors are designated or until the Executive Committee is dissolved by the Board of Directors. All vacancies which may occur in the Executive Committee shall be filled by the Board of Directors. The Executive Committee, when the Board of Directors is not in session, may exercise all of the powers of the Board of Directors except as limited by law, and may authorize the seal of the Corporation to be affixed as required. Regular meetings of the Executive Committee shall be held six (6) times per year, alternating with the regular meetings of the full Board of Directors, on such days and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman of the Board or Chairman of the Executive Committee and specified in the notice of the meeting. The Special Meetings, Quorum, Waiver of Notice, and Action Without A Meeting provisions applicable to meetings of the Board of Directors set forth in Article III, Sections 3, 5, 6, and 7, respectively, shall apply to meetings of the Executive Committee as well, with all references therein to Directors to refer to the members of the Executive Committee and all references therein to the Board of Directors to refer to the Executive Committee. Notice of regular and special Executive Committee meetings of the Board of Directors shall be telephoned or otherwise given to each member thereof at least twenty-four (24) hours prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 2. *Other Committees* — Other Committees with limited authority may be designated by a resolution adopted by a majority of the full number of Directors.

Article V — Officers

Section 1. *Officers* — The Officers of the Corporation shall be a Chairman of the Board, a Chairman of the Executive Committee, one or more Vice Chairmen of the Board, a President, one or more Vice Presidents (any one or more of whom may be designated as an Executive Vice President or a Senior Vice President), a General Counsel, a Secretary, a Treasurer, a Controller and, in the discretion of the Board of Directors, one or more Assistant Secretaries, Assistant Treasurers and Assistant Controllers. The Chairman of the Board, the Chairman of the Executive Committee and the Vice Chairmen of the Board shall be chosen from the members of the Board of Directors. Any two offices may be combined in the same person except the offices of President and Secretary.

Section 2. *Election, Term* — Officers shall be elected at the regular Annual Meeting of the Board of Directors or at such other time as the Board of Directors may determine and shall hold office, unless removed, until the next Annual Meeting of the Board of Directors or until their successors are elected and qualified.

Section 3. *Removal of Officers* — Any Officer may be removed with or without cause at any time by the Board of Directors at any duly called meeting.

Section 4. *Duties of Chairman of the Board* — The Chairman of the Board shall be a member of the Executive Committee and, in the absence or incapacity of the President or vacancy in the office of President, shall perform the duties of that office until the Board of Directors shall otherwise determine. He shall preside at all meetings of the Stockholders and Directors, and shall see that all the orders and resolutions of the Board of Directors are carried into effect, subject, however, to the rights of the Directors to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 5. *Duties of Chairman of the Executive Committee* — The Chairman of the Executive Committee shall be a member of the Executive Committee, and shall preside at all meetings of the Executive Committee and shall see that all orders and resolutions of the Executive Committee are carried into effect, subject, however, to the rights of the Executive Committee to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 6. *Duties of Vice Chairmen of the Board* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the Vice Chairmen shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board or the Board of Directors.

Section 7. *Duties of President* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the President shall perform such duties as may, from time to time, be assigned to him by the Chairman of the Board or the Board of Directors.

Section 8. *Duties of Vice Presidents* — The Vice Presidents shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 9. *Duties of General Counsel* — The General Counsel shall be the chief legal officer of the Corporation. He shall, with the help of those whom he may employ (including any firm of which he may be a member) supervise the handling of all claims made by or against the Corporation, the filing of such statements, reports or other documents as may be required by state and federal agencies controlling corporations and their securities, render legal advice to the Officers and Directors and generally manage all matters of a legal nature for the Corporation.

Section 10. *Duties of Secretary* — The Secretary shall keep a record in proper books for the purpose of all meetings and proceedings of the Board of Directors and of the Executive Committee and also the minutes of the Stockholders' meetings, and record all the votes of the Corporation. He shall attend to the giving and serving of all notices of the Corporation and shall notify the Directors and Stockholders of their respective meetings. He shall have custody of the seal of the Corporation and shall affix the seal or cause it to be affixed to all documents which are authorized to be executed on behalf of the Corporation under its corporate seal. He shall have custody of all deeds, leases, and contracts and shall have charge of the books, records and papers of the Corporation relating to its organization and management. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 11. *Duties of Treasurer* — The Treasurer shall have custody of all the funds and securities of the Corporation and shall dispose of the same as provided in these By-laws, or as directed by the Board of Directors or the Executive Committee, if created. He shall have the care and custody of all securities, books of account, documents and papers of the Corporation except such as are kept by the Secretary. He shall keep regular and full accounts showing his receipts and disbursements. He shall at all times submit to the Board of Directors such statements as to the financial condition of this Corporation as they may require and shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 12. *Duties of Controller* — The Controller shall be responsible for all accounting, budgeting, and internal auditing functions of the Corporation, subject to the direction of the Chairman of the Board, the Vice Chairmen, the President, the Vice President designated as Principal Accounting

Officer, or the Board of Directors. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 13. *Duties of Assistant Secretaries* — The Assistant Secretaries shall, jointly or severally, in the absence or incapacity of the Secretary or vacancy in the office of Secretary, perform the duties of the Secretary. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Secretary.

Section 14. *Duties of Assistant Treasurers* — The Assistant Treasurers shall, jointly and severally, in the absence or incapacity of the Treasurer or vacancy in the office of Treasurer, perform the duties of the Treasurer. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Treasurer.

Section 15. *Duties of Assistant Controllers* — The Assistant Controllers shall, jointly and severally, in the absence or incapacity of the Controller or vacancy in the office of Controller, perform the duties of the Controller, and shall in general assist the Controller in the performance of his duties. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Controller.

Section 16. *Salaries of Officers* — The Board of Directors shall fix the salaries of all of the Officers of the Corporation.

Section 17. *Bonds* — The Board of Directors may by resolution require that any or all Officers, agents and employees of the Corporation give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and comply with such other conditions as may from time to time be required by the Board of Directors.

Article VI — Certificates of Stock

Section 1. *Form* — Certificates representing shares of the capital stock of the Corporation shall be in such form as is permitted by law and prescribed by the Board of Directors and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary or any other Officer authorized by a resolution of the Board of Directors. They may, but need not, be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the Officers upon such certificates may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the Corporation itself or an employee of the Corporation.

In case any Officer who has signed or whose facsimile signature has been placed upon a stock certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such Officer at the date of its issue.

Section 2. *Transfer Agents and Registrars* — Transfer Agents and/or Registrars for the stock of the Corporation may be appointed by the Board of Directors and may be required to countersign stock certificates.

Section 3. *Lost, Destroyed and Mutilated Certificates* — Holders of the stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may in its discretion, or any Officer of the Corporation appointed by the Board of Directors for that purpose may in his discretion, cause one or more new certificates for the same number of shares in the aggregate to be issued to such Stockholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

Section 4. *Transfer of Stock* — The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person or by attorney on surrender of the certificates for such shares duly endorsed and, if sought to be transferred by attorney, accompanied by a written power of attorney to have the same transferred on the books of the Corporation.

Section 5. *Closing of Transfer Books and Fixing Record Date* — For the purposes of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Board of Directors of this Corporation may fix in advance a date as the record date for any such determination of Stockholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of Stockholders is to be taken. If no record date is fixed for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, or Stockholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Stockholders. When a determination of Stockholders has been made as provided in this section with respect to any meeting, such determination shall apply to any adjournment thereof.

Article VII — Voting of Stock Held

Unless otherwise provided by the vote of the Board of Directors, the Chairman of the Board, a Vice Chairman, the President, or the Secretary may from time to time appoint an attorney or attorneys or agent or agents of this Corporation to cast the votes which this Corporation may be entitled to cast as a Stockholder or otherwise in any other corporation, any of whose stock or securities may be held by this Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of this Corporation such written proxies, consents, waivers or other instruments as he may deem necessary or proper in the premises; or the Chairman of the Board, a Vice Chairman, the President, or the Secretary may himself attend any meeting of the holders of stock or other securities of such other corporation and thereat vote or exercise any powers of this Corporation as the holder of such stock or other securities of such other corporation.

Article VIII — Miscellaneous

Section 1. *Checks, Notes, Etc.* — All checks and drafts on the Corporation's bank accounts and all bills of exchange, promissory notes, acceptances and other instruments of a similar character shall be signed by such Officer or Officers or agent or agents of the Corporation as shall be thereunto authorized from time to time by the Board of Directors.

Section 2. *Fiscal Year* — The fiscal year of the Corporation shall be determined in the discretion of the Board of Directors, but in the absence of any such determination it shall be the calendar year.

Section 3. *Corporate Seal* — The Corporate Seal shall be circular and shall have inscribed thereon, within and around the circumference, the words "Media General, Inc., Richmond, VA." In the center shall be the word "Seal."

Article IX — Amendments

Section 1. *New By-laws and Alterations* — These By-laws may be amended or repealed and new By-laws may be made at any regular or special meeting of the Board of Directors by a majority of the Board. However, By-laws made by the Board of Directors may be repealed or changed and new By-laws may be made by the Stockholders and the Stockholders may prescribe that any By-law made by them shall not be altered, amended, or repealed by the Directors.

Section 2. *Legislative Amendments* — In event any portion of these By-laws is subsequently altered by act of the General Assembly of Virginia those portions thereof which are not affected by such legislation shall remain in full force and effect until and unless altered or repealed in accordance with the other terms hereof.

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com

EXHIBIT C

Media General

George L. Mahoney
General Counsel & Secretary

December 17, 2001

VIA TELECOPIER AND
UPS NEXT DAY AIR

James E. McKee, Esquire
General Counsel and Secretary
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1434

Dear Mr. McKee:

This shall acknowledge receipt of your November 30, 2001, letter on behalf of GAMCO Investors, Inc., a holder of shares of our Class A Common Stock. Your letter purports to invoke Rule 14a-8 under the Securities Exchange Act of 1934 to seek inclusion in our proxy statement for our 2002 Annual Meeting of a proposal to add a new by-law to the By-laws of the Company.

Under Rule 14a-8(b)(1), to be eligible to submit a proposal for inclusion in a company's proxy materials, a stockholder must own "securities entitled to vote on the proposal." As we have informed you in connection with proposals you have sought to include in our proxy materials in prior years, the Articles of Incorporation of the Company expressly provide that "holders of ... Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders" except to vote for the election of 30 percent of the Board of Directors, on certain matters specified in the Articles of Incorporation and as may be required by law. Accordingly, holders of the Class A Common Stock, including GAMCO, are ineligible under Rule 14a-8 to submit proposals for inclusion in the Company's proxy material. For this reason, in each of the past four years, the Staff of the SEC has taken a no-action position permitting us to exclude proposals submitted by GAMCO from our proxy statement, including proposals seeking to amend the By-laws of the Company. See Media General, Inc. No-Action Letters dated February 10, 2001, March 23, 2000, March 12, 1999, and February 23, 1998. Moreover, this position was recently reaffirmed by the Staff of the SEC's Division of Corporation Finance in Staff Legal Bulletin No. 14(CF), paragraph C., 1., b. (July 13, 2001).

We further note that, although purporting to set forth a qualification for candidates for election as Class A directors of the Company, GAMCO's proposed by-law is an impermissible attempt to infringe upon our Board's effective exercise of its authority under the Virginia Stock Corporation Act to manage the business and affairs of the Company. Under the Virginia Stock Corporation Act, permissible limitations on the authority of directors to manage the business and affairs of a corporation must be contained in a corporation's articles of incorporation, not its by-laws. Accordingly, for the reasons set forth under Rule 14a-8(i)(1), (2) and (6), we additionally may exclude the GAMCO proposal. Further, the GAMCO proposal relates to an election of our board and also is excludable under Rule 14a-8(i)(8).

Finally, the phrase "could cause dilution of 1% or more" contained in GAMCO's proposal is vague. For example, it may refer to dilution in terms of outstanding shares, earnings or something else. As such, we may exclude the GAMCO proposal under Rule 14a-8(i)(3) as being materially misleading in violation of Rule 14a-9.

In light of the foregoing, we ask you to withdraw GAMCO's proposal. This will relieve you, the Company and the Staff of the SEC from having to go through a no-action process the result of which is a foregone conclusion. If GAMCO does not withdraw its proposal, we shall seek to exclude it from our proxy materials on all grounds available to us.

I'll add in closing that our address changed several years ago. Overnight delivery couriers sometimes deliver improperly addressed packages to us at our new location, but sometimes they do not.

Very truly yours,

George L. Mahoney

EXHIBIT D

MEDIA GENERAL, INC.

Articles of Incorporation

Restated as of December 15, 1989

RESTATED
ARTICLES OF INCORPORATION
OF
MEDIA GENERAL, INC.

ARTICLE I

The name of the Corporation is MEDIA GENERAL, INC.

ARTICLE II

A. The aggregate number of shares of stock which the Corporation shall have the authority to issue, each of which shall have a par value per share of $5.00, are as follows:

Class	No. of Shares
Class A Common	75,000,000
Class B Common	600,000
Preferred	5,000,000

B. The preferences, limitations, and relative rights of the different classes of stock are as follows:

(1) Preferred Stock. (a) The holders of the Preferred Stock shall have no voting rights except to the extent that such rights may be conferred in an amendment to these Articles of Incorporation and except to the extent that the vote of such holders is required by the laws of the State of Virginia.

(b) Authority is expressly vested in the Board of Directors to divide the Preferred Stock into series and, within the limitations set by law, to fix and determine the relative rights and preferences of the shares of any series so established and to provide for the issuance thereof. Each series shall be so designated as to distinguish the shares thereof from the share of all other series.

(c) Prior to the issuance of any shares of a series of Preferred Stock, these Articles of Incorporation shall be amended by the Board of Directors to establish the designation and number of shares of the series and the relative rights and preferences thereof and such amendment shall have been declared effective by the State Corporation Commission of Virginia.

(2) Common Stock. (a) The holders of the Class A Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest whole number if such percentage is not a whole number), such Directors to be known as Class A Directors. The holders of the Class B Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors to be elected at any such meeting, such Directors to be known as Class B Directors.

(b) Except as provided in Paragraphs B(1)(b), B(2)(a) and (B)(3)(a) of this Article II and as otherwise required by law, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, and each holder thereof shall be entitled to one vote for each one share thereof held upon all matters requiring a vote of stockholders. The holders of Preferred Stock or of the Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders except as otherwise specifically set forth in these Articles or as may be required by law. In the event that the approval of the holders of either the Class A Common Stock or the Class B Common Stock shall be required by law for the adoption of an amendment to these Articles, then, unless the Board of Directors requires a greater vote, such approval shall require a majority of all votes entitled to be cast by holders of the Class A Common Stock or the Class B Common Stock, respectively, in lieu of such vote as would otherwise be required by the first sentence of subsection E of §13.1-707 of the Virginia Stock Corporation Act or any successor statue.

(c) Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each share of Common Stock of this Corporation, whether Class A Common Stock or Class B Common Stock, shall rank equally and be identical.

(3) Other Rights. (a) Unless the Corporation, prior to taking any of the actions listed below, shall receive the written consent of any stock exchange on which any stock of the Corporation may be listed to the taking of such action without the authorization of the stockholders, or unless at the time such action is taken no shares of stock of the Corporation are listed upon any stock exchange, the holders of the Class A Common Stock, the holders of the Class B Common Stock and, to the extent set forth in any amendment to these Articles of Incorporation, the holders of any series of Preferred Stock, voting together and not as separate classes, must authorize the taking of any of the following listed actions by a majority vote at a duly called meeting of stockholders at which each share, regardless of Class, shall be entitled to one vote:

(i) The reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation;

(ii) The acquisition of the stock or assets of any company in the following circumstances:

(x) if any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(y) if the transaction involves the issuance of Class A or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction; or

(z) if the transaction involves issuance of Class A or Class B Common Stock or any additional consideration and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction.

(b) The holders of the Class A Common Stock and Class B Common Stock shall be treated equally, according to the number of shares of Common Stock they hold, in the payment of any stock dividend or other distribution of shares, but the holders of the Class A Common Stock may be issued only Class A Common Stock in the payment of any such stock dividend or distribution, while the holders of the Class B Common Stock may be issued either Class A Common Stock or Class B Common Stock in the discretion of the Board of Directors.

(c) The holders of the Class B Common Stock shall have preemptive rights with respect to any additional shares of Class B Common Stock issued, and otherwise no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the

Corporation (including but not limited to warrants, rights or options) whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase, shares of any class or any notes, debentures, bonds or other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(d)(i) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (iii) below.

(ii) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (i) above and the payment in cash of any amount required by the provisions of subparagraph (i) and (iii), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing a number of fully paid and non-assessable shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time.

(iii) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

ARTICLE III

The number of Directors constituting the Board of Directors shall be fixed in accordance with the bylaws, or, in the absence of an applicable bylaw, shall be fixed by the shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve.

Any vacancy in the Directorate created by the death, resignation or removal of a Class A Director shall be filled by the affirmative vote of a majority of the remaining Class A Directors, and any vacancy in the Directorate created by the death, resignation or removal of a Class B Director shall be filled by the affirmative vote of a majority of the remaining Class B Directors.

ARTICLE IV

The Corporation shall indemnify each Director and Officer against liabilities (including judgments and fines and reasonable attorneys' fees, costs and expenses) incurred by him in connection with any actual or threatened action, suit or proceeding to which he may be made a party by reason of his being or having been a Director or Officer of the Corporation (any of which actual or threatened actions, suits or proceedings are hereinafter referred to collectively as a "proceeding"), except in relation to any proceeding in which he has been adjudged liable because of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (any of which behavior is hereinafter referred to collectively as "misfeasance"). In the event of the satisfaction of a judgment or fine in any proceeding in which no determination of misfeasance has been made, or in the event of a settlement or other disposition of a proceeding, the Corporation shall indemnify each Director or Officer against payments made or obligations incurred by him (including reasonable attorneys' fees, costs and expenses) provided that such indemnity shall be conditioned upon a prior determination made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were either not parties to such proceeding or who were wholly successful with respect thereto, or (ii) if such a quorum is not obtainable, or even if obtainable, if a quorum of the Directors described in (i) above so directs, by independent legal counsel in a written opinion, that the Director or Officer has no liability by reason of misfeasance and that such payments or obligations are reasonable. Directors eligible to make any such determination or to refer to any such determination to independent legal counsel must act with reasonable promptness when indemnification is sought by any Director or Officer. Notwithstanding the provisions of this paragraph the Corporation shall not indemnify any Officer or Director to the extent that he shall receive indemnification similar to that hereinabove provided for from any other source.

The Corporation shall pay for or reimburse the reasonable expenses of any Director or Officer incurred by reason of his being a party to a proceeding, provided that the Director or Officer furnishes the Corporation with a statement signed by him or on his behalf (i) stating his good faith belief that he has met the standard of conduct which would entitle him to indemnification under this Article IV, and (ii) undertaking, as an unlimited general, unsecured obligation, to repay any advance if it is ultimately determined that he did not meet the standard of conduct, and, provided further, that the Corporation determines that the facts then known to it would not preclude indemnification under this Article IV.

Every reference in this Article to Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who may have served at the request of the Corporation or one of its subsidiaries as a director, officer, partner or trustee of any corporation, partnership, joint-venture, trust, employee benefit plan, or other enterprise, and, in all of such cases, his heirs, executors and administrators.

The foregoing rights and indemnification shall not be exclusive of any other rights to which the Officers and Directors may be entitled according to law.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

EXHIBIT E

MCGUIREWOODS

January 17, 2002

George L. Mahoney, Esquire
General Counsel
Media General, Inc.
333 East Franklin Street
Richmond, Virginia 23219

Dear Mr. Mahoney:

This letter is submitted solely for the purpose of such requirements of Rule 14a-8(j)(2)(iii) as may apply to the letter submitted by Media General, Inc. (the "Company") to exclude from the Company's 2002 annual meeting proxy material the proposal submitted on behalf of GAMCO Investors, Inc. by letter dated November 30, 2002 (the "Proposal"). This letter may not be relied upon by any other person or for any other reason than as expressly stated herein.

In that connection, we have reviewed the Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws"), the Proposal, and your letter of submission dated January 17, 2002 to the Office of Chief Counsel in support of excluding the Proposal.

Based upon such review and our interpretation of the Articles, Bylaws, and such provisions of the Virginia Stock Corporation Act as we deem relevant, we are of the opinion that the holders of the Class A Common Stock of the Company are not entitled to vote, nor required by law to vote, on the Proposal, at the Annual Meeting of Shareholders of the Company to be held on May 24, 2002.

In addition, we concur with the views set forth in your letter that the Proposal, if implemented, could cause the Company to violate Virginia law, that it is not a proper subject for action by Class A shareholders and that the Company would lack the power or authority to implement the Proposal.

Very truly yours,

McGuire Woods LLP

Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com
Fax (804) 649-6989
gmahoney@mediageneral.com

Media General

George L. Mahoney
General Counsel & Secretary

January 17, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Proposal Submitted on Behalf of GAMCO Investors, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 (the "Rule") under the Securities Exchange Act of 1934 (the "Act"), this letter sets forth for the staff (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") the bases for our intention to exclude from our proxy statement and form of proxy (together, the "proxy materials") for the 2002 Annual Meeting of the Stockholders of Media General, Inc. (the "Company") a proposal and accompanying supporting statement (together, the "Proposal") submitted on behalf of GAMCO Investors, Inc. ("GAMCO").

Our 2002 Annual Meeting is scheduled to be held on May 24, 2002. We expect to file our definitive proxy materials on or about April 12, 2002.

Background

By letter dated November 30, 2001, James E. McKee, General Counsel and Secretary of Gabelli Asset Management Company, submitted the Proposal on behalf of GAMCO, a beneficial owner of shares of the Company's Class A Common Stock, for inclusion in the Company's 2002 proxy materials. I am attaching a copy of Mr. McKee's letter, including the Proposal, as Exhibit A.

The Proposal seeks to amend the Company's By-Laws, a copy of which is attached hereto as Exhibit B, to include the following provision:

> No candidate for election to the board of directors to be voted on by holders of Class A Common Stock shall be deemed qualified if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that could cause dilution of 1% or more to the holders of the Class A Common Stock unless that merger, acquisition or issuance of securities has been approved by a non-binding vote of a majority of the holders of Class A Common Stock.

By letter dated December 17, 2001, to Mr. McKee, I requested that GAMCO withdraw the Proposal in light of consistent "no-action" positions taken by the Staff with respect to the exclusion of similarly flawed shareholder proposals previously submitted on behalf of GAMCO,[1] and I notified Mr. McKee of our intention to seek the exclusion of the Proposal from our 2002 proxy materials. We have received no response whatever to this letter, either from Mr. McKee or from GAMCO. I have attached a copy of my December 17 letter as Exhibit C hereto.

Bases for the Exclusion of the Proposal from the Company's Proxy Materials

We believe that, under paragraph (f) of the Rule, we may exclude the Proposal from our proxy materials because, as a holder of our Class A Common Stock not entitled to vote on the Proposal, GAMCO is ineligible to submit the Proposal under paragraph (b)(1) of the Rule. Moreover, even if GAMCO satisfied the eligibility requirements of paragraph (b)(1), we believe the Proposal may be omitted from the Company's proxy materials under paragraphs (i)(1), (2),(3),(6) and (8) of the Rule. We discuss the bases for our view below.

A. GAMCO is Ineligible to Submit the Proposal under Paragraph (b)(1) of the Rule.

Paragraph (b)(1) of the Rule provides, among other things, that "[i]n order to be eligible to submit a proposal," a shareholder must hold "securities entitled to vote on the proposal at the meeting." Under paragraph (f) of the Rule, a company may exclude from its proxy materials a proposal submitted by a proponent who fails to satisfy the Rule's eligibility requirements.

The Company has two classes of stock outstanding: Class A Common Stock and Class B Common Stock. The Company's Articles of Incorporation (the "Articles"), a copy of which is attached as Exhibit D hereto, provide that the shares of Class A Common Stock have limited voting rights, which, in summary, entitle holders of those shares to vote only:

- for the election of 30 percent of the Company's Board of Directors (the "Class A Directors");
- on actions proposed to be taken by the Company to reserve shares for option grants or to issue shares to acquire the stock or assets of other companies in specified circumstances, unless the stock exchange on which the Company's shares are listed does not require shareholder authorization for the taking of such action; and
- "as may be required" by the laws of the Commonwealth of Virginia, the Company's jurisdiction of incorporation.

See Article II, Section B(2) and (3).

Furthermore, the Articles expressly provide that "the entire voting power shall be vested solely and exclusively in the holders of Class B Common Stock" and that the holders of Class A Common Stock "shall have no voting power *and* shall not have the right to participate in any

[1] *See Media General, Inc.* (Feb. 10, 2001) 2001 SEC No-Act. Lexis 208; *Media General, Inc.* (Mar. 23, 2000) 2000 SEC No-Act. Lexis 464; *Media General, Inc.* (Mar. 12, 1999) 1999 SEC No-Act. Lexis 354; and *Media General, Inc.* (Feb. 23, 1998) 1998 SEC No-Act. Lexis 252.

meeting of the stockholders except as otherwise specifically set forth in these Articles or as may be required by law." Article II, Section B.(2)(1) (emphasis added).

The limited voting rights conferred by the Company's Articles on the holders of shares of Class A Common Stock do not entitle GAMCO, as a holder of those shares, to vote on By-law amendments such as one contained in the Proposal.[2] As such, GAMCO is ineligible under paragraph (b)(1) of the Rule to submit the Proposal for inclusion in the Company's proxy materials. Accordingly, under paragraph (f)(1) of the Rule, the Company may exclude the Proposal from its 2002 proxy materials.

Moreover, as noted above, in each of the last four years, the Staff concluded, in connection with proposals submitted on behalf of GAMCO, including proposals to amend the Company's By-laws submitted in each of the last three years, that, in light of the limited voting rights of the holders of the Class A Common Stock, there was a basis, under paragraphs (b)(1) and (f) of the Rule (and the corresponding provisions of the predecessor rule), for the Company to exclude GAMCO's similar proposals from its proxy materials. *See Media General, Inc.* (Feb. 10, 2001) 2001 SEC No-Act. Lexis 208; *Media General, Inc.* (Mar. 23, 2000) 2000 SEC No-Act. Lexis 464; *Media General, Inc.* (Mar. 12, 1999) 1999 SEC No-Act. Lexis 354; and *Media General, Inc.* (Feb. 23, 1998) 1998 SEC No-Act. Lexis 252. Moreover, the Staff of the SEC's Division of Corporation Finance recently reaffirmed that a company may exclude from its proxy materials a proposal submitted by a shareholder who does not hold shares entitled to vote on the proposals. *See* Staff Legal Bulletin No. 14(CF) (July 13, 2001), paragraph C., 1., b.[3]

B. *Even if GAMCO Satisfied the Eligibility Requirements of Paragraph (b)(1) of the Rule, The Company May Exclude the Proposal under Paragraphs (1),(2),(3),(6) and (8) of Sub-section (i) of the Rule.*

1. The Proposal is Excludable under Paragraphs (1), (2) and (6) of Sub-section (i) of the Rule.

Under paragraphs (1), (2) and (6) of sub-section (i) of the Rule, a company may omit a shareholder proposal from its proxy materials if:

- "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;" (¶(2))
- "the company would lack the power or authority to implement the proposal;" (¶(6)) or

[2] This proposition is confirmed by an opinion of McGuireWoods LLP, Virginia counsel to the Company, contained in the letter of McGuireWoods LLP attached as Exhibit E (the "McGuireWoods Letter").

[3] *See also OshKosh B'Gosh, Inc.* (March 12, 2001) 2001 SEC No-Act Lexis 398; *A.T. Cross Company* (Mar. 8, 2000) 2000 SEC No-Act. Lexis 327; *The New York Times Company* (Dec. 21, 1998) 1998 SEC No-Act. Lexis 1089; *The New York Times Company* (Feb. 24, 1997) 1997 SEC No-Act. Lexis 359; *The Washington Post* (Oct. 16, 1995) 1995 SEC No-Act. Lexis 746; *The New York Times Company* (Dec. 28, 1994) 1994 SEC No-Act. Lexis 857; and *Schwartz Brothers, Inc.* (Mar. 27, 1992) 1992 SEC No-Act. Lexis 497.

- "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." (¶(1))

In this instance, the Proposal seeks the adoption of an amendment to the Company's By-laws that would disqualify any candidate for election as a Class A Director if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that could cause dilution of 1 percent or more to the holders of the Class A Common Stock unless that transaction was approved by a "non-binding" vote of the holders of Class A Common Stock.

Under Virginia law, a corporation's by-laws may not be "inconsistent with law or the articles of incorporation." *See* Virginia Stock Corporation Act (the "Virginia Act"), Section 13.1-624 and *Kaplan v. Block*, 31 S.E.2d 893, 896 (Va. 1944) ("[A]ll by-laws which are inconsistent with the charter of a corporation or with the governing law are void. The principle is fundamental ... .").

As described below, the provision the Proposal seeks to include in the Company's By-laws is inconsistent with both our Articles and Virginia law because it would (a) infringe on the "sole and exclusive" voting rights expressly granted by the Company's Articles to the holders of the Company's Class B Common Stock and (b) impermissibly limit the express authority of our Board of Directors under the Virginia Act to make acquisitions, issue securities and vote on the adoption of plans of merger. Accordingly, the implementation of the Proposal would cause the Company to violate Virginia law and, for that reason, the Company lacks the authority to implement the Proposal, and the Proposal is not a proper subject for action by our shareholders.

a. <u>The proposed By-law provision would infringe on the voting rights of the Class B Common Stock.</u> As noted above, our Articles expressly provide that "the entire voting power shall be vested solely and exclusively in the holders of Class B Common Stock" and that the holders of Class A Common Stock "shall have no voting power and shall not have the right to participate in any meeting of the stockholders except as otherwise specifically set forth in these Articles or as may be required by law." Article II, Section B(2)(6). Under the Company's Articles, the shares of Class A Common Stock have only the limited voting rights described above. These rights manifestly do not include (i) a right to prescribe qualifications for directors or (ii) a right to cast a "non-binding" vote[4] in respect of acquisitions, issuances of securities or mergers (other than in specified circumstances).

Because the proposed By-law included in the Proposal seeks to provide for a vote by holders of Class A Common Stock in circumstances not expressly set forth in the Company's Articles, the provision is inconsistent with the express provision of the Company's Articles granting sole and exclusive voting power to the holders of its Class B Common Stock and, therefore, its implementation would violate the rights of our Class B shareholders and Virginia law.

[4] We note that, while characterizing the voting authority it would grant to holders of Class A Common Stock as "non-binding," the proposed By-law clearly would "bind" the Company to prohibit any director who votes for a merger, acquisition or issuance of the type specified from being a candidate for election as a Class A Director if that transaction is not approved by the holders of the Class A Common Stock.

b. The proposed By-law also would impermissibly limit the authority of the Company's Board of Directors to make acquisitions, issue securities and vote on the adoption of plans of merger. Under the Virginia Act, permissible limitations on the authority of directors must be contained in a corporation's articles of incorporation, not its by-laws. Section 13.1-673 of the Virginia Act provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the discretion of, its board of directors, subject to any limitation in *the articles of incorporation* or in an agreement [among *all* shareholders] authorized under Section 13.1-671.1." (Emphasis added.) Under Section 13.1-627A of the Virginia Act, a corporation's general powers include the power to make acquisitions and issue notes, bonds and other obligations (which may be convertible into other securities of the corporation) "[u]nless *its articles of incorporation* provide otherwise." (Emphasis added.) Moreover, under Section 13.1-643 of the Virginia Act, a board of directors is granted the specific power to authorize the issuance of shares, unless this power is "reserved to the shareholders by *the articles of incorporation*." (Emphasis added.) Finally, Section 13.1-716 of the Virginia Act authorizes a board of directors to adopt plans of merger, subject only to the right of shareholders to approve the plan "if required by Section 13.1-718."

By disqualifying Class A Director candidates who have voted in favor of certain acquisitions, issuances of securities and mergers, the By-law provision contained in the Proposal impermissibly would limit the express authority of our Board of Directors under the Virginia Act to authorize acquisitions and the issuance of securities of the Company and to adopt plans of merger, subject only to our shareholders' approval rights provided for under the Virginia Act.[5] To the extent this authority may be limited under the Virginia Act, such a limitation may be imposed only by means of an amendment to our Articles, not by means of a By-law amendment.

For the reasons described above, the implementation of the Proposal would cause the Company to violate Virginia law. The Company accordingly lacks the authority to implement the Proposal, and the Proposal is not a proper subject for action by our shareholders.[6] The Company therefore may exclude the Proposal from its 2002 proxy materials under paragraphs (1), (2) and (6) of sub-section (i) of the Rule.

---

[5] Although under the Virginia Act shareholder approval is generally required for a merger, such approval is not required for all mergers. Under Section 13.1-718G of the Virginia Act, shareholder approval expressly is not required if a corporation's articles of incorporation will not change; if shareholders will hold the same number of shares, with identical designations, preferences, limitations, and relative rights; or if the number of outstanding shares, plus the number of shares issuable either as a result of the conversion or exercise of securities issued in the merger will not exceed by more than 20 percent the number of shares outstanding before the merger. Shareholder approval also is not required in connection with the merger into a corporation of a subsidiary ninety percent of the outstanding shares of each class of which are owned by the corporation. *See* Virginia Act, Section 13.1-719. Because it does not exclude from its shareholder vote requirements mergers that, under the provisions of Sections 13.1-718G and 13.1-719 of the Virginia Act, are expressly not subject to shareholder approval, the By-law contained in the Proposal would be inconsistent with those provisions.

[6] These conclusions are supported by an opinion of McGuireWoods LLP, Virginia counsel to the Company, contained in the McGuireWoods Letter.

2. The Proposal is Excludable under Paragraph (i)(3) of the Rule.

Under paragraph (i)(3) of the Rule, a company may omit from its proxy materials any "proposal or supporting statement [that] is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff previously has found shareholder proposals to be misleading and has permitted their exclusion under paragraph (i)(3) of the Rule when they were "vague and indefinite." *See, e.g., IDACORP, Inc.* (Sept. 10, 2001) 2001 SEC No-Act. Lexis 719; *Wal-Mart Stores, Inc.* (April 2, 2001) 2001 SEC No-Act. Lexis 472; *Kohl's Corporation* (Mar. 13, 2001) 2001 SEC No-Act. Lexis 372; and *Revlon, Inc.* (Mar. 13, 2001) 2001 SEC No-Act. Lexis 366. In this regard, the Staff explicitly has stated that a proposal may be excluded if "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved" (*A.H. Belo Corporation* (Jan. 29, 1998) 1998 SEC No-Act. Lexis 135) or it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (*Philadelphia Elec. Co.* (July 30, 1992)).

The By-law provision contained in the Proposal is so vague, indefinite and unclear that neither our shareholders voting on it nor the Company in seeking to implement it would be able to determine with reasonable certainty exactly what measures the proposal would require. For example, the proposed By-law states that a candidate for election to our Board of Directors would not be "qualified if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that *could cause dilution of 1% or more to the holders of the Class A Common Stock*" (emphasis added). Reading this language, one could conclude that the phrase "*dilution of 1% or more to the holders of the Class A Common Stock*" refers to dilution to the share ownership of the holders of Class A Common Stock. On the other hand, the references to our 1997 cash acquisition of Park Communications and to "diluted earnings" in the Proposal's supporting statement (which would not be included in the Company's By-laws) suggest that the phrase "dilution of 1% or more" may have been intended to refer to earnings dilution.

The Proposal thus is vague and indefinite for a number of reasons. First, the Proposal does not indicate whether earnings "dilution" resulting from a merger, acquisition or issuance of securities should be calculated based on the effect of the transaction on the Company's historical earnings or on the Company's projected earnings. If earnings dilution is the intended measure, then the Proposal also is unclear about which of the many widely used earnings metrics would be relevant. Would earnings per share, consolidated earnings, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) or some other earnings-related metric be used? Moreover, if a determination regarding whether a transaction "*could cause* dilution" is to be made based on our projected earnings, which projections should be used? Should we utilize Company projections, IBES or FirstCall projections or other projections? Also, should our base case projections, upside case or downside case projections be used?

In light of the ambiguity of the Proposal's By-law provision and the accompanying supporting statement, we believe the Proposal is so inherently vague and indefinite that neither our shareholders voting on the proposal, nor the Company in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For this reason, we believe that the Proposal is properly excludable from the Company's 2002 proxy materials under paragraph (i)(3) of the Rule.

3. The Proposal Relates to an Election for Membership on the Company's Board of Directors

Under paragraph (i)(8) of the Rule, a company may omit a proposal if the proposal relates to an election for membership on the company's board of directors. The Staff has indicated that where a proposal calls into question the business judgment, competence and service of directors who may stand for re-election at the upcoming annual meeting of shareholders, it may be excluded under paragraph (i)(8) of the Rule. *See, e.g., UAL Corporation* (Jan.18, 1991) 1991 SEC No-Act. Lexis 87; *HealthVest* (April 4, 1990) 1990 SEC No-Act. Lexis 597; and *Time-Warner Inc.* (Mar. 23, 1990) 1990 SEC No-Act. Lexis 552. The Staff's position on this issue is consistent with the Commission's own interpretation contained in a 1976 release,[7] of a similar provision in a predecessor to the Rule. That Release stated that "the principal purpose of the [exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules ... are applicable thereto."[8]

The supporting statement of the Proposal calls into question the business judgment, competence and service of the Company's directors by alleging that: "the Company's stock intrinsically has value that management has not successfully realized for shareholders;" "Management has failed to narrow this gap in large measure because of untimely and costly acquisitions, including the acquisition of Park Communications in 1997;" and "These ill-considered actions have diluted earnings and seriously limited the Company's financial flexibility." Moreover, by proposing "qualifications" for "directors nominated ...to represent the interests of the Class A shareholders," the Proposal implicitly questions the past service of the Company's Class A Directors. These statements attempt to dissuade the Company's shareholders, particularly holders of the Company's Class A Common Stock, from voting in favor of the Company's existing directors, including the Class A Directors, all of whom we expect to stand for re-election at our 2002 Annual Meeting. The proposed By-law thus would have the effect of disqualifying incumbent Class A Directors from being eligible for election in future years based on actions they may have taken or may take in the good faith exercise of their business judgment while serving as Class A Directors. Accordingly, the Proposal "relates to an election," and it is properly excludable under paragraph (i)(8) of the Rule.

****

For the foregoing reasons, the Company intends to exclude the Proposal from its 2002 Annual Meeting proxy materials. We request that you confirm that the Staff will not recommend

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[7] Release No. 34-12598 (July 7, 1976)

[8] *Id.* at p.9.

enforcement action to the SEC if the Company omits the Proposal and supporting statement from our proxy materials.

As is required by paragraph (j)(1) of the Rule, a copy of this letter simultaneously is being sent to Mr. McKee to notify him of our intention to omit the Proposal from our proxy materials.

Six copies of this letter, including Exhibits, are enclosed. If you should have any questions with respect to the letter, please contact the undersigned at the above number, or Stuart Z. Katz ((212) 859-8210) or Janet G. Gamer ((202) 639-7027) of our counsel, Fried, Frank, Harris, Shriver & Jacobson,

Very truly yours,

George L. Mahoney

cc: J.E. McKee

EXHIBIT A

DEC 03 2001

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5294
Fax (914) 921-5384
jmckee@gabelli.com

RESEARCH

Gabelli Asset Management Company

November 30, 2001

VIA OVERNIGHT

George L. Mahoney, Esq.
General Counsel and Secretary
Media General, Inc.
333 East Grace Street, 4th Floor
Richmond, Virginia 23219

Re: *Shareholder Proposal*

Dear Mr. Mahoney:

I am enclosing on behalf of GAMCO Investors, Inc ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Media General, Inc. ("MGI") include the proposal in its proxy statement for the 2002 annual meeting. The proposal consists of a proposed by-law providing that no candidate for election to the board of directors by holders of Class A shall be deemed qualified if that person has, within the preceding five years, voted in favor of any acquisition or issuance of securities that could cause dilution of 1% or more to the holders of Class A Common Stock unless that acquisition or issuance of securities has been approved by a non-binding vote of a majority of the holders of Class A Common Stock.

Attached, as Exhibits A and B respectively, are Amendment No. 45 to the Schedule 13D of Gabelli Asset Management Inc., dated October 13, 2000, and Amendment No. 47 to the Schedule 13D, dated June 12, 2001. These exhibits will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting during the one-year period before submitting this proposal. Exhibit A (at page 3) shows that GAMCO beneficially owned 4,367,180 shares[1] of the Class Common Stock of the MGI (the "voting securities") representing 19.34% of the outstanding securities of that class. Exhibit B (page 3) shows that GAMCO beneficially 4,811,256 shares[2] of MGI Class A Common Stock, or 21.50% of the outstanding securities of that class as of November 16, 2001.

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[1] As reflected in Amendment No.45, GAMCO held sole voting power with respect to 4,286,730 of those shares.

[2] As reflected in Amendment No.47, GAMCO held sole voting power with respect to 4,712,806 of those shares

I have also enclosed as Exhibit C a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the voting securities from November 29, 2000, to November 30, 2001. It also certifies that GAMCO intends to continue beneficial ownership of such voting securities through the date on which MGI holds its 2002 annual meeting.

The attached proposal briefly describes the business that GAMCO wishes to bring before the meeting. You will find information about the identity and address of the beneficial owner in the attached Exhibits A and B. If you wish to confirm our holdings in the stock records of the company, you should note that the shares are held in street name. GAMCO uses the following custodians, among others: Prudential Securities, Inc.; State Street Bank and Trust Company; and Fiduciary Trust Company.

I have enclosed a copy of this letter and a self-addressed envelope. I would appreciate you initialing the enclosed copy with a "received" date to substantiate for our files that you have received this proposal within the time specified in the 2001 proxy for submitting proposals.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Very truly yours,

James E. McKee
General Counsel and Secretary

STOCKHOLDER PROPOSAL

RESOLVED: That the shareholders of Media General Inc. (the "Company") hereby propose a by-law providing as follows: No candidate for election to the board of directors to be voted on by holders of Class A Common Stock shall be deemed qualified if that person has, within the preceding five years, voted in favor of any merger, acquisition or issuance of securities that could cause dilution of 1% or more to the holders of Class A Common Stock unless that merger, acquisition or issuance of securities has been approved by a non-binding vote of a majority of the holders of Class A Common Stock.

SUPPORTING STATEMENT

We believe that the Company's stock intrinsically has value that management has not successfully realized for shareholders. We believe that this has resulted in part from a lack of accountability on the part of the board to the public shareholders who own Class A Common Stock.

Management has failed to narrow this gap in large measure because of untimely and costly acquisitions, including the acquisition of Park Communications in 1997. These ill-considered actions have diluted earnings and seriously limited the Company's financial flexibility.

For this reason we propose a by-law to ensure that directors nominated for those positions of the board designed to represent the interests of Class A shareholders lose their qualifications to continue to represent them unless they solicit the views of the Class A shareholders on matters—dilutive mergers, acquisitions, or issuances of securities—that would cause dilution to those shareholders' interests.

We strongly urge the Class A shareholders to request that the Board of Directors consider adopting these measures in order to provide value to the Company's long-overlooked shareholders.

WE URGE CLASS A SHAREHOLDERS TO VOTE FOR THIS RESOLUTION.

MEDIA GENERAL, INC.

By-laws

Amended and Restated as of November 7, 2001

INDEX

Article I — Meetings of Stockholders

Section 1. *Place of Meetings* — Meetings of Stockholders shall be held at the principal office of the Corporation in Richmond, Virginia or at such other place, either within or without the Commonwealth of Virginia, as from time to time may be fixed by the Board of Directors.

Section 2. *Annual Meetings* — The Annual Meetings of Stockholders shall be held during the Corporation's second fiscal quarter on a date fixed by the Board of Directors.

Section 3. *Special Meetings* — Special meetings of the Stockholders may be called by the Chairman of the Board, a Vice Chairman, the Board of Directors, or in such other manner as is permitted by law.

Section 4. *Notice of Meetings* — Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting (except as a different time is specified in these By-laws or by the laws of Virginia) either personally or by mail, by or at the direction of the Chairman of the Board, a Vice Chairman, the Secretary, or the Officer or persons calling the meeting, to each Stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Notice of a Stockholders' meeting to act on an amendment of the Articles of Incorporation, on a plan of merger or exchange of shares, on a sale of all or substantially all of the assets of the Corporation, or the dissolution of the Corporation shall be given, in the manner provided above, not less than twenty-five nor more than sixty days before the date of the meeting. Any such notice shall be accompanied by such additional documents as may be required by law.

Section 5. *Quorum* — A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Stockholders; provided however, that when any specified action is required to be voted upon by a class of stock voting as a class, holders of a majority of the shares of such class shall constitute a quorum for the transaction of such specified action. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceeds the votes cast opposing the action, except when a larger vote or a vote by class is required by the laws of the Commonwealth of Virginia and except that in elections of Directors those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. Less than a quorum may adjourn, without notice other than by announcement at the meeting, until a quorum shall attend.

Section 6. *Voting* — Each holder of shares of a class entitled to vote on a matter coming before a meeting of Stockholders shall be entitled to one vote for each share he or she holds.

A Stockholder may vote either in person or by proxy executed by the Stockholder or by his duly authorized attorney in fact. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy.

Section 7. *Advance Notice Provisions for Election of Directors* — Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Corporation. Nominations of persons for election to the Board of Directors as Class A or Class B Directors may be made at any Annual Meeting of Stockholders, or at any special meeting of Stockholders called for the purpose of electing Directors, (a) by or at the direction of the Board of Directors or (b) by any Stockholder of the Corporation (i) who is a Stockholder of record of the Class in respect of which such nomination is made on the date of the giving of the notice provided for in this Section 7 and on the record date for the determination of Stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 7.

In addition to any other applicable requirements, for a nomination to be made by a Stockholder such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting, not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws; and (b) in the case of a special meeting of Stockholders called for the purpose of electing Directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a Stockholder's notice to the Secretary must set forth (a) as to each person whom the Stockholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of the person, (ii) the employer and principal occupation of the person, (iii) a biographical profile of the person, including educational background and business and professional experience, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by the person and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the Stockholder giving the notice (i) the name and record address of such Stockholder, (ii) the employer and principal occupation of such Stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such Stockholder, (iv) a description of all arrangements or understandings between such Stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Stockholder, (v) a representation that such Stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in his notice and (vi) any other information relating to such Stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a Director if elected.

No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 7. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective, and such defective nomination shall be disregarded.

Section 8. *Advance Notice Provisions for Business to be Transacted at Annual Meeting* — No business may be transacted at an Annual Meeting of Stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the Annual Meeting by any Stockholder of the Corporation (i) who is a Stockholder of record of any class entitled to vote on such business on the date of the giving of the notice provided for in this Section 8 and on the record date for the determination of Stockholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 8.

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a Stockholder, such Stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the date of the Annual Meeting, as provided in Article I, Section 2 of these By-laws.

To be in proper written form a Stockholder's notice to the Secretary must set forth as to each matter such Stockholder proposes to bring before the Annual Meeting (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (ii) the name and record address of such Stockholder, (iii) the employer and principal occupation of such Stockholder, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such Stockholder, (v) a description of all arrangements or understandings between such Stockholder and any other person or persons (including their names) in connection with the proposal of such business by such Stockholder and any material interest of such Stockholder in such business and (vi) a representation that such Stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.

No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 8; provided, however, that once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 8 shall be deemed to preclude discussion by any Stockholder of any such business. If the Chairman of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting, and such business shall not be transacted.

Article II — Directors

Section 1. *General Powers* — All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, subject to any requirement of Stockholder action.

Section 2. *Number, Election, Term and Qualification* — The number of Directors of the Corporation shall be fixed by the Shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve. For the purpose of election of Directors only, the Directors shall be divided into two classes; the Directors whom the holders of Class A Common Stock are entitled to elect shall be designated Class A Directors, and the Directors whom the holders of Class B Stock are entitled to elect shall be designated Class B Directors. Directors shall, except as provided in Section 3 of this Article II, be elected by the classes of shares entitled to elect them, at each Annual Meeting of Stockholders, to hold office until the next Annual Meeting of Stockholders or until their death, resignation, retirement, removal or disqualification. Directors need not be residents of the Commonwealth of Virginia or Stockholders of the Corporation. Except for a Director who may be or has been an Officer of the Company, all Directors shall be under the age of 73 years, provided however, that a Director serving at the time he reaches such age shall be permitted to complete his term of office but shall not thereafter be eligible for reelection, and provided further, that this sentence shall not apply to any Director in office as of November 24, 1977.

Section 3. *Vacancies* — Except as limited by law, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors.

Section 4. *Removal* — At a meeting called expressly for that purpose, any Director may be removed from office, with or without cause, by a vote of the Stockholders holding a majority of the shares of the class of stock which elected such Director. If any Directors are so removed, new Directors may be elected at the same meeting.

Section 5. *Compensation* — The Board of Directors may compensate Directors for their services as such and may provide for the payment of all expenses incurred by Directors in attending regular and special meetings of the Board of Directors.

Section 6. *Advisory Directors* — The Directors may, from time to time, by a majority vote of all Directors, elect one or more persons to serve as advisory directors for such term(s) as the Directors by resolution shall establish or until such advisory director's death, resignation, retirement, disqualification or removal. Advisory directors shall not be Directors of the Corporation and shall have no rights, privileges or powers of Directors other than those specifically provided herein or as may be specifically assigned to them by the Directors. Advisory directors shall attend meetings of the Directors and meetings of any committees of the Directors to which they may be appointed. Advisory directors shall not be entitled to vote on any business coming before the Directors or any Committee thereof and shall not be counted for the purpose of determining the number of Directors necessary to constitute a quorum, for the purpose of determining whether a quorum is present or for any other purpose whatsoever. Any or all advisory directors may be removed at any time with or without cause by vote of the shareholders or by action of the Directors. The termination of any person's relationship with the Corporation as an advisory director shall not be deemed to create a vacancy in the position of advisory director.

Article III — Directors Meetings

Section 1. *Annual Meeting* — The Annual Meeting of the Board of Directors (which meeting shall be considered a regular meeting for the purposes of notice) shall be held on the same day as the Annual Meeting of Stockholders for the purpose of electing Officers, unless the Board shall determine otherwise, and carrying on such other business as properly may come before such meeting.

Section 2. *Regular Meetings* — Regular meetings of the Board of Directors shall be held for the purpose of carrying on such business as may properly come before the meeting in the months of January, March, May, July, September and November of each year on such day within such months and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman and specified in the notice of the meeting. Furthermore, regular meetings of the Board of Directors shall be held immediately following each special meeting of Stockholders to act upon any matter considered by the

Stockholders and to consider such other business as may properly come before the meeting. Any such meeting shall be held at the place where the Stockholders' meeting was held.

Section 3. *Special Meetings* — Special meetings of the Board of Directors shall be held on the call of the Chairman of the Board, a Vice Chairman, or any four members of the Board of Directors, at the principal office of the Corporation or at such other place as the Chairman may direct.

Section 4. *Notice*— Notice of regular and special meetings of the Board of Directors shall be mailed to each Director at least two (2) days, or telegraphed at least twenty-four (24) hours, prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 5. *Quorum* — A majority of the Directors shall constitute a quorum for the transaction of business. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 6. *Waiver of Notice* — Notwithstanding any other provisions of these By-laws, whenever notice of any meeting for any purpose is required to be given to any Director a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be the equivalent to the giving of such notice.

A Director who attends a meeting shall be deemed to have had timely and proper notice thereof unless he attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 7. *Action Without A Meeting* — Any action which is required to be taken at a meeting of the Directors or of a Director's Committee may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors or all of the members of the Committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.

Article IV — Directors Committees

Section 1. *Executive Committee* — The Board of Directors, by a resolution adopted by a majority of the number of Directors, may designate no less than four (4) nor more than six (6) Directors, including the Chairman of the Board, the Chairman of the Executive Committee and any Vice Chairman, to constitute an Executive Committee. Members of the Executive Committee shall serve until removed, until their successors are designated or until the Executive Committee is dissolved by the Board of Directors. All vacancies which may occur in the Executive Committee shall be filled by the Board of Directors. The Executive Committee, when the Board of Directors is not in session, may exercise all of the powers of the Board of Directors except as limited by law, and may authorize the seal of the Corporation to be affixed as required. Regular meetings of the Executive Committee shall be held six (6) times per year, alternating with the regular meetings of the full Board of Directors, on such days and at such time and at such place, within or without the Commonwealth of Virginia, as may be designated by the Chairman of the Board or Chairman of the Executive Committee and specified in the notice of the meeting. The Special Meetings, Quorum, Waiver of Notice, and Action Without A Meeting provisions applicable to meetings of the Board of Directors set forth in Article III, Sections 3, 5, 6, and 7, respectively, shall apply to meetings of the Executive Committee as well, with all references therein to Directors to refer to the members of the Executive Committee and all references therein to the Board of Directors to refer to the Executive Committee. Notice of regular and special Executive Committee meetings of the Board of Directors shall be telephoned or otherwise given to each member thereof at least twenty-four (24) hours prior to the time of the meeting. Notice of a special meeting must set forth the purpose for which the meeting is called.

Section 2. *Other Committees* — Other Committees with limited authority may be designated by a resolution adopted by a majority of the full number of Directors.

Article V — Officers

Section 1. *Officers* — The Officers of the Corporation shall be a Chairman of the Board, a Chairman of the Executive Committee, one or more Vice Chairmen of the Board, a President, one or more Vice Presidents (any one or more of whom may be designated as an Executive Vice President or a Senior Vice President), a General Counsel, a Secretary, a Treasurer, a Controller and, in the discretion of the Board of Directors, one or more Assistant Secretaries, Assistant Treasurers and Assistant Controllers. The Chairman of the Board, the Chairman of the Executive Committee and the Vice Chairmen of the Board shall be chosen from the members of the Board of Directors. Any two offices may be combined in the same person except the offices of President and Secretary.

Section 2. *Election, Term* — Officers shall be elected at the regular Annual Meeting of the Board of Directors or at such other time as the Board of Directors may determine and shall hold office, unless removed, until the next Annual Meeting of the Board of Directors or until their successors are elected and qualified.

Section 3. *Removal of Officers* — Any Officer may be removed with or without cause at any time by the Board of Directors at any duly called meeting.

Section 4. *Duties of Chairman of the Board* — The Chairman of the Board shall be a member of the Executive Committee and, in the absence or incapacity of the President or vacancy in the office of President, shall perform the duties of that office until the Board of Directors shall otherwise determine. He shall preside at all meetings of the Stockholders and Directors, and shall see that all the orders and resolutions of the Board of Directors are carried into effect, subject, however, to the rights of the Directors to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 5. *Duties of Chairman of the Executive Committee* — The Chairman of the Executive Committee shall be a member of the Executive Committee, and shall preside at all meetings of the Executive Committee and shall see that all orders and resolutions of the Executive Committee are carried into effect, subject, however, to the rights of the Executive Committee to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned to him by the Board of Directors.

Section 6. *Duties of Vice Chairmen of the Board* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the Vice Chairmen shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board or the Board of Directors.

Section 7. *Duties of President* — Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and By-laws, the President shall perform such duties as may, from time to time, be assigned to him by the Chairman of the Board or the Board of Directors.

Section 8. *Duties of Vice Presidents* — The Vice Presidents shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 9. *Duties of General Counsel* — The General Counsel shall be the chief legal officer of the Corporation. He shall, with the help of those whom he may employ (including any firm of which he may be a member) supervise the handling of all claims made by or against the Corporation, the filing of such statements, reports or other documents as may be required by state and federal agencies controlling corporations and their securities, render legal advice to the Officers and Directors and generally manage all matters of a legal nature for the Corporation.

Section 10. *Duties of Secretary* — The Secretary shall keep a record in proper books for the purpose of all meetings and proceedings of the Board of Directors and of the Executive Committee and also the minutes of the Stockholders' meetings, and record all the votes of the Corporation. He shall attend to the giving and serving of all notices of the Corporation and shall notify the Directors and Stockholders of their respective meetings. He shall have custody of the seal of the Corporation and shall affix the seal or cause it to be affixed to all documents which are authorized to be executed on behalf of the Corporation under its corporate seal. He shall have custody of all deeds, leases, and contracts and shall have charge of the books, records and papers of the Corporation relating to its organization and management. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 11. *Duties of Treasurer* — The Treasurer shall have custody of all the funds and securities of the Corporation and shall dispose of the same as provided in these By-laws, or as directed by the Board of Directors or the Executive Committee, if created. He shall have the care and custody of all securities, books of account, documents and papers of the Corporation except such as are kept by the Secretary. He shall keep regular and full accounts showing his receipts and disbursements. He shall at all times submit to the Board of Directors such statements as to the financial condition of this Corporation as they may require and shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 12. *Duties of Controller* — The Controller shall be responsible for all accounting, budgeting, and internal auditing functions of the Corporation, subject to the direction of the Chairman of the Board, the Vice Chairmen, the President, the Vice President designated as Principal Accounting

Officer, or the Board of Directors. In addition, he shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 13. *Duties of Assistant Secretaries* — The Assistant Secretaries shall, jointly or severally, in the absence or incapacity of the Secretary or vacancy in the office of Secretary, perform the duties of the Secretary. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Secretary.

Section 14. *Duties of Assistant Treasurers* — The Assistant Treasurers shall, jointly and severally, in the absence or incapacity of the Treasurer or vacancy in the office of Treasurer, perform the duties of the Treasurer. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Treasurer.

Section 15. *Duties of Assistant Controllers* — The Assistant Controllers shall, jointly and severally, in the absence or incapacity of the Controller or vacancy in the office of Controller, perform the duties of the Controller, and shall in general assist the Controller in the performance of his duties. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Controller.

Section 16. *Salaries of Officers* — The Board of Directors shall fix the salaries of all of the Officers of the Corporation.

Section 17. *Bonds* — The Board of Directors may by resolution require that any or all Officers, agents and employees of the Corporation give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and comply with such other conditions as may from time to time be required by the Board of Directors.

Article VI — Certificates of Stock

Section 1. *Form* — Certificates representing shares of the capital stock of the Corporation shall be in such form as is permitted by law and prescribed by the Board of Directors and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary or any other Officer authorized by a resolution of the Board of Directors. They may, but need not, be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the Officers upon such certificates may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the Corporation itself or an employee of the Corporation.

In case any Officer who has signed or whose facsimile signature has been placed upon a stock certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such Officer at the date of its issue.

Section 2. *Transfer Agents and Registrars* — Transfer Agents and/or Registrars for the stock of the Corporation may be appointed by the Board of Directors and may be required to countersign stock certificates.

Section 3. *Lost, Destroyed and Mutilated Certificates* — Holders of the stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may in its discretion, or any Officer of the Corporation appointed by the Board of Directors for that purpose may in his discretion, cause one or more new certificates for the same number of shares in the aggregate to be issued to such Stockholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

Section 4. *Transfer of Stock* — The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person or by attorney on surrender of the certificates for such shares duly endorsed and, if sought to be transferred by attorney, accompanied by a written power of attorney to have the same transferred on the books of the Corporation.

Section 5. *Closing of Transfer Books and Fixing Record Date* — For the purposes of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Board of Directors of this Corporation may fix in advance a date as the record date for any such determination of Stockholders, such date in any case to be not more than seventy days prior to the date on which the particular action requiring such determination of Stockholders is to be taken. If no record date is fixed for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, or Stockholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Stockholders. When a determination of Stockholders has been made as provided in this section with respect to any meeting, such determination shall apply to any adjournment thereof.

Article VII — Voting of Stock Held

Unless otherwise provided by the vote of the Board of Directors, the Chairman of the Board, a Vice Chairman, the President, or the Secretary may from time to time appoint an attorney or attorneys or agent or agents of this Corporation to cast the votes which this Corporation may be entitled to cast as a Stockholder or otherwise in any other corporation, any of whose stock or securities may be held by this Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of this Corporation such written proxies, consents, waivers or other instruments as he may deem necessary or proper in the premises; or the Chairman of the Board, a Vice Chairman, the President, or the Secretary may himself attend any meeting of the holders of stock or other securities of such other corporation and thereat vote or exercise any powers of this Corporation as the holder of such stock or other securities of such other corporation.

Article VIII — Miscellaneous

Section 1. *Checks, Notes, Etc.* — All checks and drafts on the Corporation's bank accounts and all bills of exchange, promissory notes, acceptances and other instruments of a similar character shall be signed by such Officer or Officers or agent or agents of the Corporation as shall be thereunto authorized from time to time by the Board of Directors.

Section 2. *Fiscal Year* — The fiscal year of the Corporation shall be determined in the discretion of the Board of Directors, but in the absence of any such determination it shall be the calendar year.

Section 3. *Corporate Seal* — The Corporate Seal shall be circular and shall have inscribed thereon, within and around the circumference, the words "Media General, Inc., Richmond, VA." In the center shall be the word "Seal."

Article IX — Amendments

Section 1. *New By-laws and Alterations* — These By-laws may be amended or repealed and new By-laws may be made at any regular or special meeting of the Board of Directors by a majority of the Board. However, By-laws made by the Board of Directors may be repealed or changed and new By-laws may be made by the Stockholders and the Stockholders may prescribe that any By-law made by them shall not be altered, amended, or repealed by the Directors.

Section 2. *Legislative Amendments* — In event any portion of these By-laws is subsequently altered by act of the General Assembly of Virginia those portions thereof which are not affected by such legislation shall remain in full force and effect until and unless altered or repealed in accordance with the other terms hereof.

Fax (804) 649-6989
gmahoney@mediageneral.com

EXHIBIT C

Media General

George L. Mahoney
General Counsel & Secretary

December 17, 2001

VIA TELECOPIER AND
<u>UPS NEXT DAY AIR</u>

James E. McKee, Esquire
General Counsel and Secretary
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1434

Dear Mr. McKee:

This shall acknowledge receipt of your November 30, 2001, letter on behalf of GAMCO Investors, Inc., a holder of shares of our Class A Common Stock. Your letter purports to invoke Rule 14a-8 under the Securities Exchange Act of 1934 to seek inclusion in our proxy statement for our 2002 Annual Meeting of a proposal to add a new by-law to the By-laws of the Company.

Under Rule 14a-8(b)(1), to be eligible to submit a proposal for inclusion in a company's proxy materials, a stockholder must own "securities entitled to vote on the proposal." As we have informed you in connection with proposals you have sought to include in our proxy materials in prior years, the Articles of Incorporation of the Company expressly provide that "holders of ... Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders" except to vote for the election of 30 percent of the Board of Directors, on certain matters specified in the Articles of Incorporation and as may be required by law. Accordingly, holders of the Class A Common Stock, including GAMCO, are ineligible under Rule 14a-8 to submit proposals for inclusion in the Company's proxy material. For this reason, in each of the past four years, the Staff of the SEC has taken a no-action position permitting us to exclude proposals submitted by GAMCO from our proxy statement, including proposals seeking to amend the By-laws of the Company. See Media General, Inc. No-Action Letters dated February 10, 2001, March 23, 2000, March 12, 1999, and February 23, 1998. Moreover, this position was recently reaffirmed by the Staff of the SEC's Division of Corporation Finance in Staff Legal Bulletin No. 14(CF), paragraph C., 1., b. (July 13, 2001).

We further note that, although purporting to set forth a qualification for candidates for election as Class A directors of the Company, GAMCO's proposed by-law is an impermissible attempt to infringe upon our Board's effective exercise of its authority under the Virginia Stock Corporation Act to manage the business and affairs of the Company. Under the Virginia Stock Corporation Act, permissible limitations on the authority of directors to manage the business and affairs of a corporation must be contained in a corporation's articles of incorporation, not its by-laws. Accordingly, for the reasons set forth under Rule 14a-8(i)(1), (2) and (6), we additionally may exclude the GAMCO proposal. Further, the GAMCO proposal relates to an election of our board and also is excludable under Rule 14a-8(i)(8).

Finally, the phrase "could cause dilution of 1% or more" contained in GAMCO's proposal is vague. For example, it may refer to dilution in terms of outstanding shares, earnings or something else. As such, we may exclude the GAMCO proposal under Rule 14a-8(i)(3) as being materially misleading in violation of Rule 14a-9.

In light of the foregoing, we ask you to withdraw GAMCO's proposal. This will relieve you, the Company and the Staff of the SEC from having to go through a no-action process the result of which is a foregone conclusion. If GAMCO does not withdraw its proposal, we shall seek to exclude it from our proxy materials on all grounds available to us.

I'll add in closing that our address changed several years ago. Overnight delivery couriers sometimes deliver improperly addressed packages to us at our new location, but sometimes they do not.

Very truly yours,

George L. Mahoney

EXHIBIT D

MEDIA GENERAL, INC.

Articles of Incorporation

Restated as of December 15, 1989

RESTATED
ARTICLES OF INCORPORATION
OF
MEDIA GENERAL, INC.

ARTICLE I

The name of the Corporation is MEDIA GENERAL, INC.

ARTICLE II

A. The aggregate number of shares of stock which the Corporation shall have the authority to issue, each of which shall have a par value per share of $5.00, are as follows:

Class	No. of Shares
Class A Common	75,000,000
Class B Common	600,000
Preferred	5,000,000

B. The preferences, limitations, and relative rights of the different classes of stock are as follows:

(1) Preferred Stock. (a) The holders of the Preferred Stock shall have no voting rights except to the extent that such rights may be conferred in an amendment to these Articles of Incorporation and except to the extent that the vote of such holders is required by the laws of the State of Virginia.

(b) Authority is expressly vested in the Board of Directors to divide the Preferred Stock into series and, within the limitations set by law, to fix and determine the relative rights and preferences of the shares of any series so established and to provide for the issuance thereof. Each series shall be so designated as to distinguish the shares thereof from the share of all other series.

(c) Prior to the issuance of any shares of a series of Preferred Stock, these Articles of Incorporation shall be amended by the Board of Directors to establish the designation and number of shares of the series and the relative rights and preferences thereof and such amendment shall have been declared effective by the State Corporation Commission of Virginia.

(2) Common Stock. (a) The holders of the Class A Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest whole number if such percentage is not a whole number), such Directors to be known as Class A Directors. The holders of the Class B Common Stock voting separately and as a class shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors to be elected at any such meeting, such Directors to be known as Class B Directors.

(b) Except as provided in Paragraphs B(1)(b), B(2)(a) and (B)(3)(a) of this Article II and as otherwise required by law, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, and each holder thereof shall be entitled to one vote for each one share thereof held upon all matters requiring a vote of stockholders. The holders of Preferred Stock or of the Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders except as otherwise specifically set forth in these Articles or as may be required by law. In the event that the approval of the holders of either the Class A Common Stock or the Class B Common Stock shall be required by law for the adoption of an amendment to these Articles, then, unless the Board of Directors requires a greater vote, such approval shall require a majority of all votes entitled to be cast by holders of the Class A Common Stock or the Class B Common Stock, respectively, in lieu of such vote as would otherwise be required by the first sentence of subsection E of §13.1-707 of the Virginia Stock Corporation Act or any successor statue.

(c) Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each share of Common Stock of this Corporation, whether Class A Common Stock or Class B Common Stock, shall rank equally and be identical.

(3) Other Rights. (a) Unless the Corporation, prior to taking any of the actions listed below, shall receive the written consent of any stock exchange on which any stock of the Corporation may be listed to the taking of such action without the authorization of the stockholders, or unless at the time such action is taken no shares of stock of the Corporation are listed upon any stock exchange, the holders of the Class A Common Stock, the holders of the Class B Common Stock and, to the extent set forth in any amendment to these Articles of Incorporation, the holders of any series of Preferred Stock, voting together and not as separate classes, must authorize the taking of any of the following listed actions by a majority vote at a duly called meeting of stockholders at which each share, regardless of Class, shall be entitled to one vote:

(i) The reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation;

(ii) The acquisition of the stock or assets of any company in the following circumstances:

(x) if any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(y) if the transaction involves the issuance of Class A or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction; or

(z) if the transaction involves issuance of Class A or Class B Common Stock or any additional consideration and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A and Class B Common Stock outstanding immediately prior to such transaction.

(b) The holders of the Class A Common Stock and Class B Common Stock shall be treated equally, according to the number of shares of Common Stock they hold, in the payment of any stock dividend or other distribution of shares, but the holders of the Class A Common Stock may be issued only Class A Common Stock in the payment of any such stock dividend or distribution, while the holders of the Class B Common Stock may be issued either Class A Common Stock or Class B Common Stock in the discretion of the Board of Directors.

(c) The holders of the Class B Common Stock shall have preemptive rights with respect to any additional shares of Class B Common Stock issued, and otherwise no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the

Corporation (including but not limited to warrants, rights or options) whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase, shares of any class or any notes, debentures, bonds or other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(d)(i) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (iii) below.

(ii) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (i) above and the payment in cash of any amount required by the provisions of subparagraph (i) and (iii), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing a number of fully paid and non-assessable shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time.

(iii) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

ARTICLE III

The number of Directors constituting the Board of Directors shall be fixed in accordance with the bylaws, or, in the absence of an applicable bylaw, shall be fixed by the shareholders or by the Board of Directors, but shall not be fewer than eight nor more than twelve.

Any vacancy in the Directorate created by the death, resignation or removal of a Class A Director shall be filled by the affirmative vote of a majority of the remaining Class A Directors, and any vacancy in the Directorate created by the death, resignation or removal of a Class B Director shall be filled by the affirmative vote of a majority of the remaining Class B Directors.

ARTICLE IV

The Corporation shall indemnify each Director and Officer against liabilities (including judgments and fines and reasonable attorneys' fees, costs and expenses) incurred by him in connection with any actual or threatened action, suit or proceeding to which he may be made a party by reason of his being or having been a Director or Officer of the Corporation (any of which actual or threatened actions, suits or proceedings are hereinafter referred to collectively as a "proceeding"), except in relation to any proceeding in which he has been adjudged liable because of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (any of which behavior is hereinafter referred to collectively as "misfeasance"). In the event of the satisfaction of a judgment or fine in any proceeding in which no determination of misfeasance has been made, or in the event of a settlement or other disposition of a proceeding, the Corporation shall indemnify each Director or Officer against payments made or obligations incurred by him (including reasonable attorneys' fees, costs and expenses) provided that such indemnity shall be conditioned upon a prior determination made (i) by the Board of Directors by a majority vote of a quorum consisting of Directors who were either not parties to such proceeding or who were wholly successful with respect thereto, or (ii) if such a quorum is not obtainable, or even if obtainable, if a quorum of the Directors described in (i) above so directs, by independent legal counsel in a written opinion, that the Director or Officer has no liability by reason of misfeasance and that such payments or obligations are reasonable. Directors eligible to make any such determination or to refer to any such determination to independent legal counsel must act with reasonable promptness when indemnification is sought by any Director or Officer. Notwithstanding the provisions of this paragraph the Corporation shall not indemnify any Officer or Director to the extent that he shall receive indemnification similar to that hereinabove provided for from any other source.

The Corporation shall pay for or reimburse the reasonable expenses of any Director or Officer incurred by reason of his being a party to a proceeding, provided that the Director or Officer furnishes the Corporation with a statement signed by him or on his behalf (i) stating his good faith belief that he has met the standard of conduct which would entitle him to indemnification under this Article IV, and (ii) undertaking, as an unlimited general, unsecured obligation, to repay any advance if it is ultimately determined that he did not meet the standard of conduct, and, provided further, that the Corporation determines that the facts then known to it would not preclude indemnification under this Article IV.

Every reference in this Article to Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who may have served at the request of the Corporation or one of its subsidiaries as a director, officer, partner or trustee of any corporation, partnership, joint-venture, trust, employee benefit plan, or other enterprise, and, in all of such cases, his heirs, executors and administrators.

The foregoing rights and indemnification shall not be exclusive of any other rights to which the Officers and Directors may be entitled according to law.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

EXHIBIT E

MCGUIREWOODS

January 17, 2002

George L. Mahoney, Esquire
General Counsel
Media General, Inc.
333 East Franklin Street
Richmond, Virginia 23219

Dear Mr. Mahoney:

This letter is submitted solely for the purpose of such requirements of Rule 14a-8(j)(2)(iii) as may apply to the letter submitted by Media General, Inc. (the "Company") to exclude from the Company's 2002 annual meeting proxy material the proposal submitted on behalf of GAMCO Investors, Inc. by letter dated November 30, 2002 (the "Proposal"). This letter may not be relied upon by any other person or for any other reason than as expressly stated herein.

In that connection, we have reviewed the Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws"), the Proposal, and your letter of submission dated January 17, 2002 to the Office of Chief Counsel in support of excluding the Proposal.

Based upon such review and our interpretation of the Articles, Bylaws, and such provisions of the Virginia Stock Corporation Act as we deem relevant, we are of the opinion that the holders of the Class A Common Stock of the Company are not entitled to vote, nor required by law to vote, on the Proposal, at the Annual Meeting of Shareholders of the Company to be held on May 24, 2002.

In addition, we concur with the views set forth in your letter that the Proposal, if implemented, could cause the Company to violate Virginia law, that it is not a proper subject for action by Class A shareholders and that the Company would lack the power or authority to implement the Proposal.

Very truly yours,

McGuire Woods LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Media General, Inc.
Incoming letter dated January 17, 2002

The proposal relates to qualifications for Class A directors.

There appears to be some basis for your view that Media General may exclude the proposal under rule 14a-8(b). You represent that holders of Media General's Class A stock are entitled to vote only on certain matters which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if Media General omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Media General relies.

Sincerely,

Jonathan Ingram
Special Counsel